Management’s Discussion and Analysis
for the three months ended September 30, 2019

1.     HIGHLIGHTS
ADOPTION OF IFRS 16 - LEASES
Effective April 1, 2019 we adopted IFRS 16 - Leases using the modified retrospective approach. The modified retrospective approach applies the requirements of the standard retrospectively with the cumulative effects of initial application recorded in opening retained earnings as at April 1, 2019, and with no restatement of the comparative periods. Comparative information continues to be reported under IAS 17 - Leases and related interpretations. The impacts of adoption on our consolidated statement of financial position and consolidated income statement are discussed further in Changes in accounting policies.

FINANCIAL
SECOND QUARTER OF FISCAL 20201

(amounts in millions, except per share amounts, ROCE and book-to-sales)		Q2-2020	Q2-2019	Variance $	Variance %
Income Statement
Revenue		$896.8	$743.8	$153.0	21%
Segment operating income (SOI)[1]		$124.8	$98.7	$26.1	26%
SOI before specific items[1]		$126.0	$98.7	$27.3	28%
Net income attributable to equity holders of the Company		$73.8	$60.7	$13.1	22%
Basic and diluted earnings per share (EPS)		$0.28	$0.23	$0.05	22%
EPS before specific items[1]		$0.28	$0.23	$0.05	22%
Cash Flows
Free cash flow[1]		$(7.1)	$137.7	$(144.8)	(105%)
Net cash provided by operating activities		$36.7	$177.1	$(140.4)	(79%)
Financial Position
Capital employed[1]		$4,794.1	$3,077.7	$1,716.4	56%
Non-cash working capital[1]		$318.2	$182.6	$135.6	74%
Net debt[1]		$2,442.8	$795.1	$1,647.7	207%
Return on capital employed (ROCE)[1]	%	10.7%	14.5
ROCE before specific items	%	11.5%	12.8
Backlog
Total backlog[1]		$9,238.4	$8,667.6	$570.8	7%
Order intake[1]		$995.4	$985.9	$9.5	1%
Book-to-sales ratio[1]		1.11	1.33
Book-to-sales ratio for the last 12 months		1.19	1.30

FISCAL 2020 YEAR TO DATE

(amounts in millions, except per share amounts)		Q2-2020	Q2-2019	Variance $	Variance %
Income Statement
Revenue		$1,722.4	$1,465.8	$256.6	18%
Segment operating income		$235.7	$197.2	$38.5	20%
SOI before specific items		$239.3	$197.2	$42.1	21%
Net income attributable to equity holders of the Company		$135.3	$130.1	$5.2	4%
Basic earnings per share		$0.51	$0.49	$0.02	4%
Diluted earnings per share		$0.51	$0.48	$0.03	6%
EPS before specific items		$0.52	$0.48	$0.04	8%
Cash Flows
Free cash flow		$(109.2)	$51.9	$(161.1)	(310%)
Net cash (used in) provided by operating activities		$(23.3)	$146.5	$(169.8)	(116%)

Specific items for SOI, EPS and ROCE include the impacts of the integration of Bombardier's Business Aviation Training Business (BBAT) in fiscal 2020 and in fiscal 2019. For fiscal 2019, specific items for ROCE also includes the income tax recovery resulting from the enactment of a lower U.S. federal income tax rate and the net gains on the remeasurement of the previously held Asian Aviation Centre of Excellence Sdn. Bhd. (AACE) investment and the disposal of our equity interest in the joint venture Zhuhai Xiang Yi Aviation Technology Company Limited (ZFTC).

1 Non-GAAP and other financial measures (see Section 5).

CAE Second Quarter Report 2020 I 1

Management’s Discussion and Analysis

EVENT AFTER THE REPORTING PERIOD

–
On November 4, 2019, we concluded a 15-year exclusive business aviation training services agreement with Directional Aviation Capital affiliates and the acquisition of a 50% stake in SIMCOM Holdings, Inc., for cash consideration of approximately US $85 million.

2.     INTRODUCTION
In this report, we, us, our, CAE and Company refer to CAE Inc. and its subsidiaries. Unless we have indicated otherwise:

–	This year and 2020 mean the fiscal year ending March 31, 2020;

–	Last year, prior year and a year ago mean the fiscal year ended March 31, 2019;

–	Dollar amounts are in Canadian dollars.

This report was prepared as of November 13, 2019 and includes our management’s discussion and analysis (MD&A), unaudited consolidated interim financial statements and notes for the second quarter ended September 30, 2019. We have prepared it to help you understand our business, performance and financial condition for the second quarter of fiscal 2020. Except as otherwise indicated, all financial information has been reported in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board, and based on unaudited figures.

For additional information, please refer to our unaudited consolidated interim financial statements for the quarter ended September 30, 2019, and our annual audited consolidated financial statements, which you will find in our financial report for the year ended March 31, 2019. The MD&A section of our 2019 financial report also provides you with a view of CAE as seen through the eyes of management and helps you understand the company from a variety of perspectives:

–	Our mission;

–	Our vision;

–	Our strategy;

–	Our operations;

–	Foreign exchange;

–	Non-GAAP and other financial measures;

–	Consolidated results;

–	Results by segment;

–	Consolidated cash movements and liquidity;

–	Consolidated financial position;

–	Business combinations;

–	Business risk and uncertainty;

–	Related party transactions;

–	Changes in accounting policies;

–	Controls and procedures;

–	Oversight role of the Audit Committee and Board of Directors.

You will find our most recent financial report and Annual Information Form (AIF) on our website at www.cae.com, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov. Holders of CAE’s securities may also request a printed copy of the Company’s consolidated financial statements and MD&A free of charge by contacting Investor Relations (investor.relations@cae.com).

ABOUT MATERIAL INFORMATION
This report includes the information we believe is material to investors after considering all circumstances, including potential market sensitivity. We consider something to be material if:

–	It results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or;

–	It is quite likely that a reasonable investor would consider the information to be important in making an investment decision.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
This report includes forward-looking statements about our activities, events and developments that we expect to or anticipate may occur in the future including, for example, statements about our vision, strategies, market trends and outlook, future revenues, capital spending, expansions and new initiatives, financial obligations and expected sales. Forward-looking statements normally contain words like believe, expect, anticipate, plan, intend, continue, estimate, may, will, should, strategy, future and similar expressions. By their nature, forward‑looking statements require us to make assumptions and are subject to inherent risks and uncertainties associated with our business which may cause actual results in future periods to differ materially from results indicated in forward-looking statements. While these statements are based on management’s expectations and assumptions regarding historical trends, current conditions and expected future developments, as well as other factors that we believe are reasonable and appropriate in the circumstances, readers are cautioned not to place undue reliance on these forward-looking statements as there is a risk that they may not be accurate.

2 I CAE Second Quarter Report 2020

Management’s Discussion and Analysis

Important risks that could cause such differences include, but are not limited to, risks relating to the industry such as competition, level and timing of defence spending, government-funded defence and security programs, constraints within the civil aviation industry, regulatory matters, risks relating to CAE such as evolving standards and technologies, R&D activities, fixed-price and long‑term supply contracts, strategic partnerships and long-term contracts, procurement and original equipment manufacturer (OEM) leverage, product integration and program management, protection of our intellectual property, third-party intellectual property, loss of key personnel, labour relations, environmental matters, liability risks that may not be covered by indemnity or insurance, warranty or other product-related claims, integration of acquired businesses through mergers, acquisitions, joint ventures, strategic alliances or divestitures, our ability to penetrate new markets, U.S. foreign ownership, control or influence mitigation measures, length of sales cycle, seasonality, continued returns to shareholders, information technology systems including cybersecurity risk, data privacy risk and our reliance on technology and third‑party providers, and risks relating to the market such as foreign exchange, availability of capital and credit risk, pension plan funding, doing business in foreign countries including political instability, anti-corruption laws and taxation matters. Additionally, differences could arise because of events announced or completed after the date of this report. You will find more information about the risks and uncertainties affecting our business in our 2019 financial report. We caution readers that the risks described above are not necessarily the only ones we face; additional risks and uncertainties that are presently unknown to us or that we may currently deem immaterial may adversely affect our business.

Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. The forward-looking information and statements contained in this report are expressly qualified by this cautionary statement.

3.     ABOUT CAE
3.1       Who we are

CAE is a global leader in training for the civil aviation, defence and security, and healthcare markets. Backed by a record of more than 70 years of industry firsts, we continue to help define global training standards with our innovative virtual-to-live training solutions to make flying safer, maintain defence force readiness and enhance patient safety. We have the broadest global presence in the industry, with over 10,000 employees, 160 sites and training locations in over 35 countries. Each year, we train more than 220,000 civil and defence crewmembers, including more than 135,000 pilots, and thousands of healthcare professionals worldwide.

CAE’s common shares are listed on the Toronto and New York stock exchanges under the symbol CAE.
3.2       Our mission

Through the training we provide, our mission is to make air travel safer, defence forces mission ready and medical personnel better able to save lives.
3.3       Our vision

Our vision is to be the recognized global training partner of choice to enhance safety, efficiency and readiness.
3.4       Our strategy

We address safety, efficiency and readiness for customers in three core markets: civil aviation, defence and security, and healthcare.

We are a unique, pure-play training company with a proven record, of more than 70 years, of commitment to our customers’ long-term training needs.

We offer the most innovative and broadest range of comprehensive training solutions across a global network by incorporating a combination of live training on actual platforms, virtual training in simulators and extended reality applications, and constructive training using computer-generated simulations. Our strategic imperatives focus on the protection of our leadership position and growing at a superior rate than the underlying markets.

Six pillars of strength
We believe there are six fundamental strengths that underpin our strategy and position us well for sustainable long-term growth:

–	High degree of recurring business;

–	Strong competitive moat;

–	Headroom in large markets;

–	Underlying secular tailwinds;

–	Potential for superior returns;

–	Culture of innovation.

CAE Second Quarter Report 2020 I 3

Management’s Discussion and Analysis

High degree of recurring business
We operate in highly regulated industries with mandatory and recurring training requirements for maintaining professional certifications. Over 60% of our business is derived from the provision of services, which is an important source of recurring business, and largely involves long-term agreements with many airlines, business aircraft operators and defence forces.

Strong competitive moat
Our global training network, unique end-to-end cadet to captain training solutions, digitally-enabled training systems, training systems integrator expertise, unrivaled customer intimacy and strong, recognizable brand further strengthen our competitive moat.

Headroom in large markets
We provide innovative training solutions to customers in large addressable markets in civil aviation, defence and security and healthcare. Significant untapped market opportunities exist in these three core businesses, with substantial headroom to grow our market share over the long-term.

Underlying secular tailwinds
The civil aviation and defence sectors are enjoying strong tailwinds. Air passenger traffic and defence budgets are expected to continue to increase globally over the next 10 years.

Potential for superior returns
In each of our businesses, we anticipate growing at a rate superior to our underlying markets. Our rising proportion of revenue from training services provides potential for lower amplitude cyclicality as training is largely driven by the training requirements of the installed fleet. In addition, we leverage our leading market position to deepen and expand our customer relationships. We see opportunity to further utilize our training network and generate more revenue from existing assets and to deploy new assets with accretive returns.

Culture of innovation
We derive significant competitive advantage as an innovative leader in simulation products and training solutions. In collaboration with our customers, we design and deliver the industry's most sophisticated training systems, employing the latest in simulation, extended reality and digital technologies, which are shaping the future of training.

3.5       Our operations

We provide integrated training solutions to three markets globally:

–
The civil aviation market includes major commercial airlines, regional airlines, business aircraft operators, civil helicopter operators, aircraft manufacturers, third-party training centres, flight training organizations, maintenance repair and overhaul organizations (MROs) and aircraft finance leasing companies;

–	The defence and security market includes defence forces, OEMs, government agencies and public safety organizations worldwide;

–	The healthcare market includes hospital and university simulation centres, medical and nursing schools, paramedic organizations, defence forces, medical societies and OEMs.

CIVIL AVIATION MARKET
We provide comprehensive training solutions for flight, cabin, maintenance and ground personnel in commercial, business and helicopter aviation, a complete range of flight simulation training devices, as well as ab initio pilot training and crew sourcing services.

We have the unique capability and global scale to address the total lifecycle needs of the professional pilot, from cadet to captain, with our comprehensive aviation training solutions. We are the world’s largest provider of civil aviation training services. Our deep industry experience and thought leadership, large installed base, strong relationships and reputation as a trusted partner, enable us to access a broader share of the market than any other company in our industry. We provide aviation training services in more than 35 countries and through our broad global network of more than 50 training centres, we serve all sectors of civil aviation including airlines and other commercial, business and helicopter aviation operators.

Among our thousands of customers, we have long-term training centre operations and training services agreements and joint ventures with approximately 40 major airlines and aircraft operators around the world. Our range of training solutions includes product and service offerings for pilot, cabin crew and aircraft maintenance technician training, training centre operations, curriculum development, courseware solutions and consulting services. We currently operate 299 full-flight simulators (FFSs), including those operating in our joint ventures. We offer industry-leading technology, and we are shaping the future of training through innovations such as our next generation training systems, including CAE Real-time Insights and Standardized Evaluations (CAE RiseTM), which improves training quality, objectivity and efficiency through the integration of untapped flight and simulator data-driven insights into training. In the formation of new pilots, CAE operates the largest ab initio flight training network in the world. In resource management, CAE is the global market leader in the provision of flight crew and technical personnel to airlines, aircraft leasing companies, manufacturers and MRO companies worldwide.

4 I CAE Second Quarter Report 2020

Management’s Discussion and Analysis

Quality, fidelity, reliability and innovation are hallmarks of the CAE brand in flight simulation and we are the world leader in the development of civil flight simulators. We continuously innovate our processes and lead the market in the design, manufacture and integration of civil FFSs for major and regional commercial airlines, business aircraft operators, third-party training centres and OEMs. We have established a wealth of experience in developing first-to-market simulators for more than 35 types of aircraft models. Our flight simulation equipment, including FFSs, are designed to meet the rigorous demands of their long and active service lives, often spanning several decades of continuous use. Our global reach enables us to provide best-in-class support services such as real-time, remote monitoring and enables us to leverage our extensive worldwide network of spare parts and service teams.

Demand for trained aviation professionals is driven by air traffic growth, global pilot retirements and the increase in active aircraft fleets. As the global economies and airline fleets continue to expand, so does the demand for qualified airline personnel and, in turn, demand for comprehensive training solutions:

–
In commercial aviation, the aerospace industry’s widely held expectation is that long-term average growth for air travel will continue at 4.1% annually over the next decade. For the first nine months of calendar 2019, passenger traffic increased by 4.5% compared to the first nine months of calendar 2018. Passenger traffic in Europe grew by 5.1% while Asia Pacific, Latin America, North America and the Middle East increased by 5.0%, 4.7%, 3.9% and 1.7% respectively;

–
In business aviation, training demand is closely aligned to business jet travel. According to the Federal Aviation Administration, the total number of business jet flights, which includes all domestic and international flights, was stable over the past 12 months;

–
The global active commercial aircraft fleet is widely expected to grow at an approximate average rate of 3.4% annually over the next two decades. From September 2018 to September 2019, the global commercial aircraft fleet increased by 4.3%, growing by 6.4% in Asia Pacific, 3.7% in Europe, the Middle East and Africa and by 3.0% in the Americas.

Market drivers
Demand for training solutions in the civil aviation market is driven by the following:

–	Pilot training and certification regulations;

–	Safety and efficiency imperatives of commercial airlines and business aircraft operators;

–	Expected long-term global growth in air travel;

–	Growing active fleet of commercial and business aircraft;

–	Demand for trained aviation professionals.
DEFENCE AND SECURITY MARKET
We are a training systems integrator for defence forces across the air, land and naval domains, and for government organizations responsible for public safety.

We are a global leader in the development and delivery of integrated live, virtual and constructive (iLVC) training solutions for defence forces. Most militaries use a combination of live training on actual platforms, virtual training in simulators, and constructive training using computer-generated simulations. We are skilled and experienced as a training systems integrator capable of helping defence forces achieve an optimal balance of iLVC training to achieve mission readiness. Our expertise in training spans a broad variety of aircraft, including fighters, helicopters, trainer aircraft, maritime patrol, tanker/transport aircraft and remotely piloted aircraft, also called unmanned aerial systems. Increasingly, we are leveraging our training systems integration capabilities in the naval domain to provide naval training solutions, as evidenced by the program to provide the United Arab Emirates Navy with a comprehensive Naval Training Centre and our role supporting the design phase of the Canadian Surface Combatant ship program. We offer training solutions for land forces, including a range of driver, gunnery and maintenance trainers for tanks and armoured fighting vehicles as well as constructive simulation for command and staff training. We also offer training solutions to government organizations for emergency and disaster management. In fiscal 2019, we acquired and integrated Alpha-Omega Change Engineering Inc. (AOCE) with CAE USA Mission Solutions Inc., a subsidiary of CAE USA Inc. eligible to pursue and execute higher-level security programs.

Defence forces seek to increasingly leverage virtual training and balance their training approach between live, virtual and constructive domains to achieve maximum readiness and efficiency. We pursue programs requiring the integration of live, virtual and constructive training which tend to be larger in size than programs involving only one of the three training domains. We are a first-tier training systems integrator and uniquely positioned to offer our customers a comprehensive range of innovative iLVC solutions, ranging from digital learning environments to integrated live, virtual and constructive training in a secure networked environment. Our solutions typically include a combination of training services, products and software tools designed to cost-effectively maintain and enhance safety, efficiency, mission readiness and decision-making capabilities. We have a wealth of experience delivering and operating outsourced training solutions with facilities that are government-owned government-operated; government-owned contractor-operated; or contractor-owned contractor‑operated. We offer training needs analysis, training media analysis, courseware, instructional systems design, facilities, tactical control centres, synthetic environments, virtual training devices, live assets, digital media classrooms, distributed training, scenario development, instructors, training centre operations, and a continuous training improvement process leveraging big data analytics.

We have delivered simulation products and training services to approximately 50 defence forces in over 40 countries. We provide training support services such as contractor logistics support, maintenance services, classroom instruction and simulator training at over 100 sites around the world, including our joint venture operations. We also support live flying training, such as the live training delivered as part of the North Atlantic Treaty Organization (NATO) Flying Training in Canada and the U.S. Army Fixed-Wing Flight Training programs, as we help our customers achieve an optimal balance across their training enterprise.

CAE Second Quarter Report 2020 I 5

Management’s Discussion and Analysis

Market drivers
Demand for training solutions in the defence and security markets is driven by the following:

–	Growing defence budgets;

–	Installed base of enduring defence platforms and new customers;

–	Attractiveness of outsourcing training and maintenance services;

–	Pilot and aircrew recruitment, training and retention challenges faced by militaries globally;

–	Desire to integrate training systems to achieve efficiencies and enhanced preparedness;

–	Need for synthetic training to conduct integrated, networked mission training, including joint and coalition forces training;

–	Explicit desire of governments and defence forces to increase the use of synthetic training;

–	Relationships with OEMs for simulation and training.
HEALTHCARE MARKET
We design and manufacture simulators, audiovisual and simulation centre management solutions, develop courseware and offer services for training of medical, nursing and allied healthcare students as well as healthcare providers worldwide.

Simulation-based training is one of the most effective ways to prepare healthcare practitioners to care for patients and respond to critical situations while reducing medical errors. We are leveraging our experience and best practices in simulation-based aviation training to deliver innovative solutions to improve the safety and efficiency in the delivery of patient care. As such, we have established three CAE Healthcare Centres of Excellence to date to improve clinical education and develop new training technologies and curriculum for healthcare professionals and students. The healthcare simulation market is expanding, with a shift in the U.S. from fee-for-service to value-based care in hospitals, and with simulation centres becoming increasingly more prevalent in nursing and medical schools.

We offer the broadest and most innovative portfolio of medical simulation products and services, including patient, ultrasound and interventional (surgical) simulators, audiovisual and simulation centre management solutions, and courseware for simulation-based healthcare education and training. We have sold simulators to customers in approximately 80 countries that are currently supported by our global network. We are a leader in patient simulators which are based on advanced models of human physiology that realistically mimic human responses to clinical interventions. For example, our high-fidelity childbirth simulator, Lucina, was designed to offer exceptional realism for simulated scenarios of both normal deliveries and rare maternal emergencies. During the last two years, we continued to invest in the development of new mid-fidelity products to address growing demand in the healthcare simulation market. We have launched the CAE Juno clinical skills manikin which enables nursing programs to adapt to the decreased access to live patients due to the complex conditions of hospital patients and the liability concerns in healthcare, the CAE Ares emergency care manikin which was designed for advanced life support and American Heart Association (AHA) training and the CAE Luna neonatal simulator which is an innovative critical care simulation for newborns and infants. With these solutions, we are providing some of the industry's most innovative learning tools to healthcare academic institutes, which represent the largest segment of the healthcare simulation market. We continue to push the boundaries of technology and we were the first to bring a commercial Microsoft HoloLens mixed reality application to the medical simulation market. We continue to integrate augmented and virtual reality into our advanced software platforms to deliver custom training solutions and ground-breaking products.

Through our Healthcare Academy, we deliver peer-to-peer training at customer sites as well as in our training centres in Canada, Germany, the U.K. and U.S. Our Healthcare Academy includes more than 50 adjunct faculties consisting of nurses, physicians, paramedics and sonographers who, in collaboration with leading healthcare institutions, have developed more than 500 Simulated Clinical Experience courseware packages for our customers.

We offer turnkey solutions, project management and professional services for healthcare simulation programs. We also collaborate with medical device companies and scientific societies to develop innovative and custom training solutions. Since September 2017, in collaboration with the American Society of Anesthesiologists (ASA), we have released the first four modules for Anesthesia SimSTAT, a virtual healthcare training environment for practicing physicians. This new platform provides continuing medical education for Maintenance of Certification in Anesthesiology (MOCA) and has allowed us to expand access to simulation-based clinical training among the anesthesia community. Furthermore, through industry partnerships with medical device companies, we have developed a specialized interventional simulator to train physicians to implant a new generation of pacemakers as well as a modular, portable catheterization laboratory interventional simulator, CAE CathLabVR, which was introduced to the cardiac simulation community in September 2018. In January 2018, we announced a collaboration with the AHA to establish a network of International Training Sites to deliver lifesaving AHA courses in countries that are currently underserved.

Market drivers
Demand for our simulation products and services in the healthcare market is driven by the following:

–	Limited access to live patients during training;

–	Medical and mixed reality technology revolution;

–	Broader adoption of simulation, with a demand for innovative and custom training approaches;

–	Growing emphasis on patient safety and outcomes.

You will find more information about our operations in our fiscal 2019 financial report, AIF or our Annual Activity and Corporate Social Responsibility Report.

6 I CAE Second Quarter Report 2020

Management’s Discussion and Analysis

4.     FOREIGN EXCHANGE

We report all dollar amounts in Canadian dollars. We value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates as required by IFRS.

The tables below show the variations of the closing and average exchange rates for our three main operating currencies.

We used the closing foreign exchange rates below to value our assets, liabilities and backlog in Canadian dollars at the end of each of the following periods:

	September 30	June 30	Increase /	March 31	Increase /
	2019	2019	(decrease)	2019	(decrease)
U.S. dollar (US$ or USD)	1.32	1.31	1%	1.34	(1%)
Euro (€ or EUR)	1.44	1.49	(3%)	1.50	(4%)
British pound (£ or GBP)	1.63	1.66	(2%)	1.74	(6%)

We used the average quarterly foreign exchange rates below to value our revenues and expenses:

	September 30	June 30	Increase /	September 30	Increase /
	2019	2019	(decrease)	2018	(decrease)
U.S. dollar (US$ or USD)	1.32	1.34	(1%)	1.31	1%
Euro (€ or EUR)	1.47	1.50	(2%)	1.52	(3%)
British pound (£ or GBP)	1.63	1.72	(5%)	1.71	(5%)

The effect of translating the results of our foreign operations into Canadian dollars resulted in a decrease in this quarter’s revenue of $5.3 million and an increase in net income of $0.1 million when compared to the second quarter of fiscal 2019. For the first six months of fiscal 2020, the effect of translating the results of our foreign operations into Canadian dollars resulted in an increase in revenue of $1.3 million and an increase in net income of $0.9 million when compared to the first six months of fiscal 2019. We calculated this by translating the current quarter foreign currency revenue and net income using the average monthly exchange rates from the prior year’s second quarter and comparing these adjusted amounts to our current quarter reported results.

5.     NON-GAAP AND OTHER FINANCIAL MEASURES

This MD&A includes non-GAAP and other financial measures. Non-GAAP measures are useful supplemental information but may not have a standardized meaning according to GAAP. These measures should not be confused with, or used as an alternative for, performance measures calculated according to GAAP. Furthermore, these non-GAAP measures should not be compared with similarly titled measures provided or used by other companies.
Capital employed
Capital employed
Capital employed is a non-GAAP measure we use to evaluate and monitor how much we are investing in our business. We measure it from two perspectives:

Capital used:

–	For the Company as a whole, we take total assets (not including cash and cash equivalents), and subtract total liabilities (not including long-term debt and the current portion of long-term debt);

–
For each segment, we take the total assets (not including cash and cash equivalents, tax accounts and other non-operating assets), and subtract total liabilities (not including tax accounts, long-term debt and the current portion of long-term debt, royalty obligations, employee benefit obligations and other non-operating liabilities).

Source of capital:

–	In order to understand our source of capital, we add net debt to total equity.

Return on capital employed (ROCE)
ROCE is used to evaluate the profitability of our invested capital. We calculate this ratio over a rolling four-quarter period by taking net income attributable to equity holders of the Company excluding net finance expense, after tax, divided by the average capital employed.
Capital expenditures (maintenance and growth) from property, plant and equipment
Maintenance capital expenditure is a non-GAAP measure we use to calculate the investment needed to sustain the current level of economic activity.

Growth capital expenditure is a non-GAAP measure we use to calculate the investment needed to increase the current level of economic activity.

CAE Second Quarter Report 2020 I 7

Management’s Discussion and Analysis

Earnings per share (EPS) before specific items
Earnings per share before specific items is a non-GAAP measure calculated by excluding restructuring costs, integration costs, acquisition costs and other gains and losses arising from significant strategic transactions as well as significant one-time tax items from the diluted earnings per share from continuing operations attributable to equity holders of the Company. The effect per share is obtained by dividing these restructuring costs, integration costs, acquisition costs, and other gains, net of tax, as well as one-time tax items by the average number of diluted shares. We track it because we believe it provides a better indication of our operating performance on a per share basis and makes it easier to compare across reporting periods.

Free cash flow
Free cash flow is a non-GAAP measure that shows us how much cash we have available to invest in growth opportunities, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, investment in other assets not related to growth and dividends paid and adding proceeds from the disposal of property, plant and equipment, dividends received from equity accounted investees and proceeds, net of payments, from equity accounted investees.

Gross profit
Gross profit is a non-GAAP measure equivalent to the operating profit excluding research and development expenses, selling, general and administrative expenses, other (gains) losses – net, after tax share in profit of equity accounted investees and restructuring, integration and acquisition costs. We believe it is useful to management and investors in evaluating our ongoing operational performance.
Net debt
Net debt is a non-GAAP measure we use to monitor how much debt we have after taking into account cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt, including the current portion of long-term debt, and subtracting cash and cash equivalents.

Net debt-to-capital is calculated as net debt divided by the sum of total equity plus net debt.

Net debt-to-EBITDA is calculated as net debt divided by the last twelve months EBITDA. EBITDA comprises earnings before income taxes, finance expense - net, depreciation and amortization.

Non-cash working capital
Non-cash working capital is a non-GAAP measure we use to monitor how much money we have committed in the day-to-day operation of our business. We calculate it by taking current assets (not including cash and cash equivalents and assets held for sale) and subtracting current liabilities (not including the current portion of long-term debt and liabilities held for sale).

Operating profit
Operating profit is an additional GAAP measure that shows us how we have performed before the effects of certain financing decisions, tax structures and discontinued operations. We track it because we believe it makes it easier to compare our performance with previous periods, and with companies and industries that do not have the same capital structure or tax laws.

Order intake and Backlog
Order intake
Order intake is a non-GAAP measure that represents the expected value of orders we have received:

–
For the Civil Aviation Training Solutions segment, we consider an item part of our order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Additionally, expected future revenues from customers under short-term and long-term training contracts are included when these customers commit to pay us training fees, or when we reasonably expect the revenue to be generated;

–
For the Defence and Security segment, we consider an item part of our order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Defence and Security contracts are usually executed over a long-term period but some of them must be renewed each year. For this segment, we only include a contract item in order intake when the customer has authorized the contract item and has received funding for it;

–	For the Healthcare segment, order intake is typically converted into revenue within one year, therefore we assume that order intake is equal to revenue.

The book-to-sales ratio is the total orders divided by total revenue in a given period.

8 I CAE Second Quarter Report 2020

Management’s Discussion and Analysis

Backlog
Total backlog is a non-GAAP measure that represents expected future revenues and includes obligated backlog, joint venture backlog and unfunded backlog and options:

–
Obligated backlog represents the value of our order intake not yet executed and is calculated by adding the order intake of the current period to the balance of the obligated backlog at the end of the previous fiscal year, subtracting the revenue recognized in the current period and adding or subtracting backlog adjustments. If the amount of an order already recognized in a previous fiscal year is modified, the backlog is revised through adjustments;

–
Joint venture backlog is obligated backlog that represents the expected value of our share of orders that our joint ventures have received but have not yet executed. Joint venture backlog is determined on the same basis as obligated backlog described above;

–
Unfunded backlog represents firm Defence and Security orders we have received but have not yet executed and for which funding authorization has not yet been obtained. Options are included in backlog when there is a high probability of being exercised, but indefinite-delivery/indefinite-quantity contracts are excluded. When an option is exercised, it is considered order intake in that period and it is removed from unfunded backlog and options.

Research and development expenses
Research and development expenses are a financial measure we use to measure the amount of expenditures directly attributable to research and development activities that we have expensed during the period, net of investment tax credits and government contributions.

Segment operating income (SOI)
Segment operating income is a non-GAAP measure and is the sum of our key indicators of each segment’s financial performance. Segment operating income gives us an indication of the profitability of each segment because it does not include the impact of any items not specifically related to the segment’s performance. We calculate segment operating income by taking the operating profit and excluding restructuring costs of major programs that do not arise from significant strategic transactions.

Segment operating income before specific items further excludes restructuring costs, integration costs, acquisition costs and other gains and losses arising from significant strategic transactions. We track it because we believe it provides a better indication of our operating performance and makes it easier to compare across reporting periods.

Simulator equivalent unit (SEU)
SEU is an operating measure we use to show the total average number of FFSs available to generate earnings during the period. For example, in the case of a 50/50 flight training joint venture, we will report only 50% of the FFSs deployed under this joint venture as a SEU. If a FFS is being powered down and relocated, it will not be included as a SEU until the FFS is re-installed and available to generate earnings.

Utilization rate
Utilization rate is one of the operating measures we use to assess the performance of our Civil simulator training network. While utilization rate does not perfectly correlate to revenue recognized, we track it, together with other measures, because we believe it is an indicator of our operating performance. We calculate it by taking the number of training hours sold on our simulators during the period divided by the practical training capacity available for the same period.

CAE Second Quarter Report 2020 I 9

Management’s Discussion and Analysis

6.     CONSOLIDATED RESULTS
6.1      Results from operations – second quarter of fiscal 2020

(amounts in millions, except per share amounts)		Q2-2020	Q1-2020	Q4-2019	Q3-2019	Q2-2019
Revenue		$896.8	825.6	1,022.0	816.3	743.8
Cost of sales		$660.1	581.9	734.0	583.0	542.3
Gross profit[2]		$236.7	243.7	288.0	233.3	201.5
As a % of revenue	%	26.4	29.5	28.2	28.6	27.1
Research and development expenses[2]		$35.8	31.9	9.9	31.1	29.1
Selling, general and administrative expenses		$98.0	113.3	123.2	101.4	87.9
Other gains – net		$(11.5)	(0.3)	(5.2)	(2.5)	(9.4)
After tax share in profit of equity accounted investees		$(10.4)	(12.1)	(10.3)	(9.7)	(4.8)
Operating profit[2]		$124.8	110.9	170.4	113.0	98.7
As a % of revenue	%	13.9	13.4	16.7	13.8	13.3
Finance expense – net		$34.3	34.9	25.7	19.3	19.9
Earnings before income taxes		$90.5	76.0	144.7	93.7	78.8
Income tax expense		$15.5	13.0	19.3	14.2	15.2
As a % of earnings before income taxes
(income tax rate)%		17	17	13	15	19
Net income		$75.0	63.0	125.4	79.5	63.6
Attributable to:
Equity holders of the Company		$73.8	61.5	122.3	77.6	60.7
Non-controlling interests		$1.2	1.5	3.1	1.9	2.9
		$75.0	63.0	125.4	79.5	63.6
EPS attributable to equity holders of the Company
Basic and diluted		$0.28	0.23	0.46	0.29	0.23
EPS before specific items[2]		$0.28	0.24	0.48	0.29	0.23

Revenue was 21% higher than the second quarter of fiscal 2019
Revenue was $153.0 million higher than the second quarter of fiscal 2019. Increases in revenue were $136.8 million and $16.2 million for Civil Aviation Training Solutions and Defence and Security respectively. Healthcare revenues were stable.

For the first six months of fiscal 2020, revenue was $256.6 million higher than the same period last year. Increases in revenue were $183.5 million, $68.4 million and $4.7 million for Civil Aviation Training Solutions, Defence and Security and Healthcare respectively.

You will find more details in Results by segment.

Segment operating income2 was $26.1 million higher compared to the second quarter of fiscal 2019
Segment operating income this quarter was $124.8 million, or 13.9% of revenue, compared to $98.7 million or 13.3% of revenue in the second quarter of fiscal 2019.

The increase in segment operating income was $36.9 million for Civil Aviation Training Solutions, partially offset by decreases of $8.1 million and $2.7 million for Defence and Security and Healthcare respectively compared to the second quarter of fiscal 2019.

For the first six months of fiscal 2020, segment operating income was $235.7 million, or 13.7% of revenue, compared to $197.2 million, or 13.5% of revenue for the same period last year.

For the first six months of fiscal 2020, segment operating income was $38.5 million or 20% higher compared to the same period last year. The increase in segment operating income was $57.2 million for Civil Aviation Training Solutions, partially offset by decreases of $14.5 million and $4.2 million for Defence and Security and Healthcare respectively.

On April 1, 2019, we adopted IFRS 16 without restating comparative periods. In accordance with IFRS 16, operating lease expense previously recognized under IAS 17 is no longer incurred but replaced with additional depreciation from the recognition of additional right‑of-use assets, recorded evenly over the lease term, and higher interest from the recognition of lease obligations, accreted based on the effective interest method.

2 Non-GAAP and other financial measures (see Section 5).

10 I CAE Second Quarter Report 2020

Management’s Discussion and Analysis

You will find more details in Results by segment.

Net finance expense was $14.4 million higher than the second quarter of fiscal 2019
The increase compared to the second quarter of fiscal 2019 was mainly due to higher interest on long-term debt due to the issuance of unsecured senior notes in the fourth quarter of fiscal 2019 to fund the acquisition of BBAT and higher interest on lease liabilities as a result of the adoption of IFRS 16.

For the first six months of fiscal 2020 net finance expense was $69.2 million, $33.3 million higher compared to the same period last year. The increase was mainly due to higher interest on long-term debt due to the issuance of unsecured senior notes in the fourth quarter of fiscal 2019 to fund the acquisition of BBAT, higher interest on lease liabilities as a result of the adoption of IFRS 16 and lower finance income.

Income tax rate was 17% this quarter
Income taxes this quarter were $15.5 million, representing an effective tax rate of 17% compared to an effective tax rate of 19% for the second quarter of fiscal 2019.

The reduction in the tax rate compared to the second quarter of fiscal 2019 was mainly due to a change in the mix of income from various jurisdictions.

For the first six months of fiscal 2020, income taxes were $28.5 million, representing an effective tax rate of 17% compared to 16% for the same period last year.

The higher tax rate for the first six months of fiscal 2020 compared to the same period last year, was mainly due to the impact of tax audits in Canada last year, partially offset by a change in the mix of income from various jurisdictions.

6.2      Consolidated orders and total backlog

Total backlog3 stable compared to last quarter

	Three months ended	Six months ended
(amounts in millions)	September 30, 2019	September 30, 2019
Obligated backlog[3], beginning of period	$7,405.6	$7,461.4
+ order intake[3]	995.4	1,936.2
- revenue	(896.8)	(1,722.4)
+ / - adjustments	(30.5)	(201.5)
Obligated backlog, end of period	$7,473.7	$7,473.7
Joint venture backlog[3] (all obligated)	353.0	353.0
Unfunded backlog and options[3]	1,411.7	1,411.7
Total backlog	$9,238.4	$9,238.4

The book-to-sales ratio3 for the quarter was 1.11x. The ratio for the last 12 months was 1.19x.

You will find more details in Results by segment.

3 Non-GAAP and other financial measures (see Section 5).

CAE Second Quarter Report 2020 I 11

Management’s Discussion and Analysis

7.     RESULTS BY SEGMENT
We manage our business and report our results in three segments:

–	Civil Aviation Training Solutions;

–	Defence and Security;

–	Healthcare.

The method used for the allocation of assets jointly used by the operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on the level of utilization when determinable and measurable, otherwise the allocation is based on a proportion of each segment’s cost of sales.

Unless otherwise indicated, elements within our segment revenue and segment operating income analysis are presented in order of magnitude.

KEY PERFORMANCE INDICATORS

Segment operating income

(amounts in millions, except operating margins)		Q2-2020	Q1-2020	Q4-2019	Q3-2019	Q2-2019

Civil Aviation Training Solutions		$100.2	98.6	115.5	87.2	63.3
	%	18.9	20.6	19.5	19.0	16.1

Defence and Security		$26.0	15.1	50.7	25.2	34.1
	%	7.7	4.7	13.1	7.6	10.6

Healthcare		$(1.4)	(2.8)	4.2	0.6	1.3
	%	—	—	10.3	2.2	4.3
Segment operating income		$124.8	110.9	170.4	113.0	98.7

Capital employed4

(amounts in millions)	Q2-2020	Q1-2020	Q4-2019	Q3-2019	Q2-2019
Civil Aviation Training Solutions	$3,655.2	3,549.6	3,274.7	2,333.7	2,054.2
Defence and Security	$1,191.8	1,192.2	1,032.0	1,032.8	1,026.2
Healthcare	$225.8	226.8	222.8	223.2	209.4
	$5,072.8	4,968.6	4,529.5	3,589.7	3,289.8

4 Non-GAAP and other financial measures (see Section 5).

12 I CAE Second Quarter Report 2020

Management’s Discussion and Analysis

7.1      Civil Aviation Training Solutions
SECOND QUARTER OF FISCAL 2020 EXPANSIONS AND NEW INITIATIVES
Acquisitions

–
On August 29, 2019, we announced a strategic partnership with Directional Aviation Capital (DAC) including a 15-year exclusive business aviation training services agreement with DAC affiliates and the acquisition of a 50% stake in SIMCOM Holdings, Inc. The transaction was completed on November 4, 2019.

Expansions

–	We announced the expansion of our training capacity in Asia with a new training centre in Bangkok, Thailand;

–	We announced the opening of a new training centre in Gurugram, India;

–
We announced the inauguration of new training centres in London Gatwick, Manchester, and Milan to support the start of our 10-year pilot training agreement with easyJet, as well as the growing training needs of airlines in Europe;

–	We announced the expansion of our business aviation network with a new Bombardier Global 7500 FFS and a Bombardier Learjet 75 flight-training device.

New programs and products

–	We announced the launch of a new cadet pilot training program in which CAE will train more than 700 new professional pilots over the next 10 years for Southwest Airlines Destination 225° program;

–	We welcomed the remaining two CAE Women in Flight ambassadors and winners of the 2019 scholarships.

ORDERS5
Civil Aviation Training Solutions obtained contracts this quarter expected to generate revenues of $602.9 million including contracts for 11 FFSs sold in the quarter, bringing the civil FFS order intake for the first six months of the fiscal year to 20 FFSs, including:

–	Five FFSs including two Bombardier Challenger CL350s, one Gulfstream G650, one Embraer Legacy 500, and one Embraer Phenom 300 to SIMCOM International;

–	One Boeing 737MAX to Alaska Airlines;

–	Five FFSs to undisclosed customers.

Notable contract awards for the quarter included:

–	An extension for 5 years for pilot training with Sunwing Airlines;

–	A 3-year pilot training agreement with Loganair;

–	A 5-year business aviation pilot training contract with Flightworks Inc.

FINANCIAL RESULTS
(amounts in millions, except operating margins, SEU, FFSs deployed, utilization rate and FFS deliveries)		Q2-2020	Q1-2020	Q4-2019	Q3-2019	Q2-2019
Revenue		$529.9	477.6	593.4	458.4	393.1
Segment operating income		$100.2	98.6	115.5	87.2	63.3
Operating margins	%	18.9	20.6	19.5	19.0	16.1
SOI before specific items[5]		$101.4	101.0	122.3	87.2	63.3
Operating margins before specific items	%	19.1	21.1	20.6	19.0	16.1
Depreciation and amortization		$57.3	55.9	47.5	37.7	37.1
Property, plant and equipment expenditures		$52.4	83.6	87.9	55.3	36.0
Intangible assets and other assets expenditures		$10.3	5.4	7.2	10.3	8.5
Capital employed		$3,655.2	3,549.6	3,274.7	2,333.7	2,054.2
Total backlog		$5,124.8	5,090.3	5,039.6	4,566.1	4,310.8
SEU[5]		243	242	224	219	215
FFSs deployed in CAE's network		299	294	286	266	264
Utilization rate[5]	%	69	76	75	75	72
FFS deliveries		18	5	25	16	5

5 Non-GAAP and other financial measures (see Section 5).

CAE Second Quarter Report 2020 I 13

Management’s Discussion and Analysis

Revenue up 35% compared to the second quarter of fiscal 2019
The increase in revenue from the second quarter of fiscal 2019 was due to higher revenue recognized from simulator sales due to a higher number of deliveries and the timing of production milestones on devices for which revenue was recognized over time, the integration into our results of BBAT following its acquisition in the fourth quarter of fiscal 2019 and the contribution from recently deployed simulators in our network. This increase was partially offset by lower utilization mainly in the Americas.

Revenue year to date was $1.0 billion, $183.5 million or 22% higher than the same period last year. The increase in revenue from the second quarter of fiscal 2019 was due to the integration into our results of BBAT, higher revenue recognized from simulator sales due to a higher number of deliveries and the timing of production milestones on devices for which revenue was recognized over time, the contribution from recently deployed simulators in our network and an increase in demand for our flight training organization. This increase was partially offset by lower utilization mainly in the Americas.
Segment operating income up 58% over the second quarter of fiscal 2019
Segment operating income was $100.2 million (18.9% of revenue) this quarter, compared to $63.3 million (16.1% of revenue) in the second quarter of fiscal 2019.

Segment operating income increased by $36.9 million, or 58%, over the second quarter of fiscal 2019. The increase was mainly due to the integration into our results of BBAT operations, higher revenue recognized from simulator sales, as described above and the contribution from recently deployed simulators in our network. The increase was partially offset by lower utilization mainly in the Americas.
Segment operating income for the first six months of the year was $198.8 million (19.7% of revenue), $57.2 million or 40% higher than the same period last year. The increase was mainly due to the integration into our results of BBAT operations, higher revenue recognized from simulator sales, as described above, the contribution from recently deployed simulators in our network and an increase in demand from our flight training organization services. The increase was partially offset by lower utilization mainly in the Americas.

Excluding the costs arising from the integration of BBAT, segment operating income before specific items was $101.4 million (19.1% of revenue) this quarter and $202.4 million (20.1% of revenue) for the first six months of the year. On this basis, the current period's segment operating income before specific items was up 60% over the same quarter last year and 43% on a year-to-date basis.
Property, plant and equipment expenditures at $52.4 million this quarter
Growth capital expenditures were $36.8 million for the quarter and maintenance capital expenditures were $15.6 million.
Capital employed increased by $105.6 million from last quarter
The increase over last quarter was due to a higher investment in non-cash working capital resulting from lower accounts payable and accrued liabilities, lower contract liabilities and higher inventories mainly from strategic investments in the advanced builds and work‑in‑progress of certain simulator products.

Total backlog up 1% compared to last quarter

	Three months ended	Six months ended
(amounts in millions)	September 30, 2019	September 30, 2019
Obligated backlog, beginning of period	$4,762.3	$4,679.2
+ order intake	602.9	1,296.7
- revenue	(529.9)	(1,007.5)
+ / - adjustments	(19.2)	(152.3)
Obligated backlog, end of period	$4,816.1	$4,816.1
Joint venture backlog (all obligated)	308.7	308.7
Total backlog	$5,124.8	$5,124.8

Adjustments this quarter were mainly due to the cancellation of an order.

This quarter's book-to-sales ratio was 1.14x. The ratio for the last 12 months was 1.45x.

14 I CAE Second Quarter Report 2020

Management’s Discussion and Analysis

7.2      Defence and Security
SECOND QUARTER OF FISCAL 2020 EXPANSIONS AND NEW INITIATIVES
Expansions

–	CAE USA and Leonardo signed a memorandum of agreement to collaborate and offer integrated solutions for helicopter training requirements for the U.S. government market;

–	We announced the move to a new leased U.S. headquarters facility to be located at the Tampa International Airport expected to be completed in 2022.

ORDERS
Defence and Security was awarded $362.1 million in orders this quarter, including notable contract awards from:

–	The U.S. Air Force to continue providing KC-135 aircrew training services as well as perform a range of simulator upgrades and modifications on KC-135 training devices;

–	The U.S. Army to provide fixed-wing flight training and support services at the CAE Dothan Training Center;

–	Boeing to perform a range of upgrades on U.S. Navy P-8A operational flight trainers;

–	The U.S. Navy to provide a range of upgrades on MH-60 Seahawk helicopter simulators;

–	The NATO Eurofighter and Tornado Management Agency to perform a range of upgrades on German Air Force Tornado simulators;

–	The U.S. Navy to provide T-44C aircrew training services;

–	The U.S. Army to provide five additional Abrams M1A2 engine maintenance trainers.

FINANCIAL RESULTS
(amounts in millions, except operating margins)		Q2-2020	Q1-2020	Q4-2019	Q3-2019	Q2-2019
Revenue		$336.5	320.5	387.9	330.2	320.3
Segment operating income		$26.0	15.1	50.7	25.2	34.1
Operating margins	%	7.7	4.7	13.1	7.6	10.6
Depreciation and amortization		$14.6	14.1	12.4	11.8	11.5
Property, plant and equipment expenditures		$6.2	4.4	7.7	4.7	4.2
Intangible assets and other assets expenditures		$12.7	14.6	14.5	11.2	9.6
Capital employed		$1,191.8	1,192.2	1,032.0	1,032.8	1,026.2
Total backlog		$4,113.6	4,271.9	4,455.3	4,398.5	4,356.8

Revenue up 5% over the second quarter of fiscal 2019
The increase over the second quarter of fiscal 2019 was mainly due to higher revenue from European and North American programs as well as the integration into our results of AOCE. The increase was partially offset by lower revenue from Middle Eastern and Australasian programs.

Revenue year to date was $657.0 million, $68.4 million or 12% higher than the same period last year. The increase was mainly due to the integration into our results of AOCE as well as higher revenue from North American and European programs, partially offset by lower revenue from Middle Eastern and Australasian programs.

Segment operating income down 24% from the second quarter of fiscal 2019
Segment operating income was $26.0 million (7.7% of revenue) this quarter, compared to $34.1 million (10.6% of revenue) in the second quarter of fiscal 2019.

The decrease from the second quarter of fiscal 2019 was mainly due to higher net research and development expenses in the period to support program advancement, a lower contribution from North American product programs due to order delays and timing of reaching program milestones on contracts in backlog and lower volume on Middle Eastern programs. The decrease was partially offset by lower reorganizational and integration costs incurred subsequent to the acquisition of AOCE.

Segment operating income for the first six months of the year was $41.1 million (6.3% of revenue), $14.5 million or 26% lower than the same period last year. The decrease was mainly due to a lower contribution from North American product programs, higher selling, general and administrative expenses, higher net research and development expenses, and lower volume on Middle Eastern programs. The decrease was partially offset by the integration into our results of AOCE.

Capital employed decreased by $0.4 million from last quarter
The decrease in capital employed was mainly due to lower investment non-cash working capital, resulting primarily from a decrease in accounts receivable, partially offset by lower deferred gains and other liabilities, higher intangible assets and movements in foreign exchange rates.

CAE Second Quarter Report 2020 I 15

Management’s Discussion and Analysis

Total backlog down 4% compared to last quarter

	Three months ended	Six months ended
(amounts in millions)	September 30, 2019	September 30, 2019
Obligated backlog, beginning of period	$2,643.3	$2,782.2
+ order intake	362.1	581.6
- revenue	(336.5)	(657.0)
+ / - adjustments	(11.3)	(49.2)
Obligated backlog, end of period	$2,657.6	$2,657.6
Joint venture backlog (all obligated)	44.3	44.3
Unfunded backlog and options	1,411.7	1,411.7
Total backlog	$4,113.6	$4,113.6

Adjustments this quarter were mainly due to negative foreign exchange movements.

This quarter's book-to-sales ratio was 1.08x. The ratio for the last 12 months was 0.81x.

This quarter, $20.7 million was added to the unfunded backlog and $199.1 million was transferred to obligated backlog.

7.3      Healthcare
SECOND QUARTER OF FISCAL 2020 EXPANSIONS AND NEW INITIATIVES
Expansions

–
We expanded our reach in the hospital segment by entering a group purchasing agreement with Premier, a leading healthcare improvement company, uniting an alliance of approximately 4,000 U.S. hospitals and health systems and approximately 175,000 other providers and organizations;

–	We expanded our geographic reach in the Scandinavian market, with a new distributor in Denmark, Finland, Norway and Sweden.

New programs and products

–	We launched Vimedix 3.0, with a new user interface and more realistic anatomy;

–
We collaborated with two OEMs to deliver custom ultrasound training solutions, one to reduce post-operative pain and another to treat uterine fibroids without surgical incision, continuing to leverage our technologies and expertise to leading medical device companies by developing risk-free training for physicians;

–
We, together with ASA, launched the Anesthesia SimSTAT - PACU module, a new module in a series of interactive screen-based anesthesia simulation modules, which has been approved by the American Board of Anesthesiology for MOCA credits.

ORDERS
CAE Healthcare sales this quarter were driven by sales of patient simulators and centre management solutions.

FINANCIAL RESULTS
(amounts in millions, except operating margins)		Q2-2020	Q1-2020	Q4-2019	Q3-2019	Q2-2019
Revenue		$30.4	27.5	40.7	27.7	30.4
Segment operating (loss) income		$(1.4)	(2.8)	4.2	0.6	1.3
Operating margins	%	—	—	10.3	2.2	4.3
Depreciation and amortization		$3.5	3.8	3.6	3.4	3.4
Property, plant and equipment expenditures		$0.2	1.0	0.6	1.6	0.7
Intangible assets and other assets expenditures		$2.7	2.7	2.8	3.0	1.5
Capital employed		$225.8	226.8	222.8	223.2	209.4

Revenue stable compared to the second quarter of fiscal 2019
Higher revenue from centre management solutions, interventional simulators and from services for key partnerships with OEMs was offset by lower revenue from patient and ultrasound simulators.

Revenue year to date was $57.9 million, up 9% compared to the same period last year. Higher revenue from centre management solutions, interventional simulators and from services for key partnerships with OEMs, as well as increased volume on patient simulators, were offset by lower revenue from ultrasound simulators.

Segment operating income lower compared to the second quarter of fiscal 2019
Segment operating loss was $1.4 million this quarter, compared to segment operating income of $1.3 million in the second quarter of fiscal 2019.

16 I CAE Second Quarter Report 2020

Management’s Discussion and Analysis

The decrease over the second quarter of fiscal 2019 was mainly due to higher investments in selling, general and administrative expenses to support the expansion of our salesforce, a less favourable product mix and higher net research and development expenses incurred for the development of recently launched programs and products.

Segment operating loss for the first six months of the year was $4.2 million, lower than the same period last year by $4.2 million. The decrease was mainly due to higher investments in selling, general and administrative expenses to support the expansion of our sales force and higher net research and development expenses, as described above.
Capital employed decreased by $1.0 million from last quarter
The decrease from last quarter was due to lower non-cash working capital driven by lower accounts receivable. The decrease was partially offset by movements in foreign exchange rates and higher right-of-use assets.

8.     CONSOLIDATED CASH MOVEMENTS AND LIQUIDITY

We manage liquidity and regularly monitor the factors that could affect it, including:

–	Cash generated from operations, including timing of milestone payments and management of working capital;

–	Capital expenditure requirements;

–	Scheduled repayments of long-term debt obligations, our credit capacity and expected future debt market conditions.

8.1    Consolidated cash movements6

	Three months ended		Six months ended
	September 30		September 30
(amounts in millions)	2019	2018	2019	2018
Cash provided by operating activities*	$152.6	$123.0	$290.4	$240.2
Changes in non-cash working capital	(115.9)	54.1	(313.7)	(93.7)
Net cash provided by operating activities	$36.7	$177.1	$(23.3)	$146.5
Maintenance capital expenditures[6]	(21.3)	(17.2)	(36.3)	(40.6)
Other assets	(2.0)	—	(4.7)	(4.9)
Proceeds from the disposal of property, plant and equipment	—	—	0.4	2.3
Net payments to equity accounted investees	(0.7)	(3.6)	—	(9.7)
Dividends received from equity accounted investees	8.6	7.1	8.6	7.1
Dividends paid	(28.4)	(25.7)	(53.9)	(48.8)
Free cash flow[6]	$(7.1)	$137.7	$(109.2)	$51.9
Growth capital expenditures[6]	(37.5)	(23.7)	(111.5)	(53.4)
Capitalized development costs	(22.2)	(15.6)	(42.2)	(28.7)
Common shares repurchased	(18.2)	(37.2)	(20.2)	(43.7)
Other cash movements, net	1.8	2.1	15.8	6.7
Business combinations, net of cash and cash equivalents acquired	(1.7)	(33.5)	(9.2)	(33.5)
Effect of foreign exchange rate changes on cash and cash equivalents	(5.5)	(8.7)	(12.8)	(14.8)
Net change in cash before proceeds and repayment of long-term debt	$(90.4)	$21.1	$(289.3)	$(115.5)
* before changes in non-cash working capital

Free cash flow of negative $7.1 million this quarter
The decrease from the second quarter of fiscal 2019 was mainly due to a higher investment in non-cash working capital, partially offset by an increase in cash provided by operating activities.

Free cash flow year to date was negative $109.2 million, $161.1 million lower than the same period last year. The decrease was mainly attributable to a higher investment in non-cash working capital, partially offset by an increase in cash provided by operating activities.

Capital expenditures of $58.8 million this quarter
Growth capital expenditures were $37.5 million this quarter and $111.5 million for the first six months of the year. Maintenance capital expenditures were $21.3 million this quarter and $36.3 million for the first six months of the year.

6 Non-GAAP and other financial measures (see Section 5).

CAE Second Quarter Report 2020 I 17

Management’s Discussion and Analysis

9.     CONSOLIDATED FINANCIAL POSITION
9.1       Consolidated capital employed7

As at September 30		As at June 30	As at April 1	As at March 31
(amounts in millions)	2019	2019	2019(1)	2019
Use of capital:
Current assets	$2,013.5	$2,122.6	$2,109.6	$2,112.9
Less: cash and cash equivalents	(222.5)	(322.0)	(446.1)	(446.1)
Current liabilities	(1,704.1)	(1,769.8)	(1,917.0)	(1,889.5)
Less: current portion of long-term debt	231.3	199.1	295.9	264.1
Non-cash working capital[7]	$318.2	$229.9	$42.4	$41.4
Property, plant and equipment	1,976.0	1,968.7	1,943.3	2,149.3
Right-of-use assets	408.0	402.7	432.8	—
Other long-term assets	2,923.0	2,918.3	2,899.9	2,903.3
Other long-term liabilities	(831.1)	(840.8)	(787.9)	(801.8)
Total capital employed	$4,794.1	$4,678.8	$4,530.5	$4,292.2
Source of capital[7]:
Current portion of long-term debt	$231.3	$199.1	$295.9	$264.1
Long-term debt	2,434.0	2,435.6	2,298.2	2,064.2
Less: cash and cash equivalents	(222.5)	(322.0)	(446.1)	(446.1)
Net debt[7]	$2,442.8	$2,312.7	$2,148.0	$1,882.2
Equity attributable to equity holders of the Company	2,269.8	2,287.2	2,303.8	2,331.3
Non-controlling interests	81.5	78.9	78.7	78.7
Source of capital	$4,794.1	$4,678.8	$4,530.5	$4,292.2

(1) On April 1, 2019, we adopted IFRS 16 without restating comparative periods. Accordingly, to allow for better comparability, capital employed variances should be compared with figures as at April 1, 2019 instead of March 31, 2019.

Capital employed increased by $115.3 million from last quarter
The increase was mainly due to higher non‑cash working capital.

Return on capital employed (ROCE)7
Our ROCE was 10.7% this quarter. ROCE before specific items was 11.5% this quarter, which compares to 12.8% in the second quarter of last year and 11.9% last quarter.

Specific items include the impacts of the integration of BBAT in fiscal 2020 and in fiscal 2019. For fiscal 2019, specific items also includes the income tax recovery resulting from the enactment of a lower U.S. federal income tax rate and the net gains on the remeasurement of the previously held AACE investment and the disposal of our equity interest in the joint venture ZFTC.

Excluding the impacts of IFRS 16, ROCE would have been 10.8% and ROCE before specific items would have been 11.7% this quarter, which compares to 12.8% in the second quarter of last year and 12.0% last quarter.

As we have adopted IFRS 16 without restating comparative periods, we have not restated the prior period calculations of ROCE to account for the recognition of right-of-use assets. To enable comparability with prior periods, we have excluded the impacts of the adoption of IFRS 16 from the fiscal 2020 ROCE calculation by removing the new right-of-use assets from capital employed and by adding back finance expense, after tax, to net income.
Non-cash working capital increased by $88.3 million from last quarter
The increase was mainly due to lower accounts payable and accrued liabilities, lower contract liabilities and higher inventories mainly from strategic investments in the advanced builds and work-in-progress of certain simulator products.
7 Non-GAAP and other financial measures (see Section 5).

18 I CAE Second Quarter Report 2020

Management’s Discussion and Analysis

Change in net debt
	Three months ended	Six months ended
(amounts in millions, except net debt-to-capital and net debt-to-EBITDA)	September 30, 2019	September 30, 2019
Net debt, beginning of period	$2,312.7	$1,882.2
Lease liabilities added on April 1, 2019 as a result of the adoption of IFRS 16	—	265.8
Impact of cash movements on net debt
(see table in the consolidated cash movements section)	90.4	289.3
Effect of foreign exchange rate changes on long-term debt	16.8	(22.8)
Impact from business combinations	1.1	1.6
Lease liability movements	17.8	18.2
Other	4.0	8.5
Change in net debt during the period	$130.1	$560.6
Net debt, end of period	$2,442.8	$2,442.8

Net debt-to-capital[8]	% 51.0
Net debt-to-capital excluding the impacts of IFRS 16%	47.5
Net debt-to-EBITDA[8]	3.11
Net debt-to-EBITDA excluding the impacts of IFRS 16	2.83

As we have adopted IFRS 16 without restating comparative periods, we have not restated the prior period calculations of net debt‑to‑capital or net debt-to-EBITDA. To enable comparability with prior periods, we have excluded the impacts of the adoption of IFRS 16 from the fiscal 2020 net debt-to-capital and net debt-to-EBITDA calculations by removing the new lease liabilities from net debt, removing the new right-of-use assets from capital employed and by adding back depreciation and finance expense to EBITDA.

Net debt-to-EBITDA includes the debt balance outstanding as at September 30, 2019 which includes debt issued to fund recent acquisitions. EBITDA includes the results of the acquired businesses as of their respective acquisition dates. We have not included a pro-forma last twelve months EBITDA for these recently acquired businesses.

We have a committed line of credit facility at floating rates, provided by a syndicate of lenders. We and some of our subsidiaries can borrow funds directly from this credit facility to cover operating and general corporate expenses and to issue letters of credit. In August 2019, the total amount available under this facility increased from US $550.0 million to US $850.0 million.

We and some of our subsidiaries also have an agreement to sell certain of our accounts receivable for an amount up to US $300.0 million.

In May 2019, we repurchased an asset previously financed under capital lease for $12.5 million [US $9.3 million] acquired as part of the BBAT acquisition.

In June 2019, we repaid a senior unsecured note of $80.4 million [US $60.0 million] and a term loan of $14.9 million [US $11.0 million].

In June 2019, we entered into a term loan for the financing of several new aircraft for our operations in North America. This represents a loan obligation of $3.4 million as at September 30, 2019.

We have certain debt agreements which require the maintenance of standard financial covenants. As at September 30, 2019, we are compliant with all our financial covenants.

We believe that our cash and cash equivalents, access to credit facilities and expected free cash flow will provide sufficient flexibility for our business, the repurchase of common shares and the payment of dividends and will enable us to meet all other expected financial requirements in the near term.
Total equity decreased by $14.8 million this quarter8
The decrease in equity was mainly due to an unfavourable foreign currency translation of $30.5 million, dividends of $28.4 million, common shares repurchased and cancelled pursuant to our Normal Course Issuer Bid (NCIB) of $18.2 million, and defined benefit plan remeasurements of $12.3 million partially offset by net income of $75.0 million.

8 Non-GAAP and other financial measures (see Section 5).

CAE Second Quarter Report 2020 I 19

Management’s Discussion and Analysis

Outstanding share data
Our articles of incorporation authorize the issue of an unlimited number of common shares and an unlimited number of preferred shares issued in series. We had a total of 265,897,286 common shares issued and outstanding as at September 30, 2019 with total share capital of $669.7 million. In addition, we had 6,592,095 options outstanding under the Employee Stock Option Plan (ESOP).

As at October 31, 2019, we had a total of 265,557,061 common shares issued and outstanding and 6,534,620 options outstanding under the ESOP.

Repurchase and cancellation of shares
On February 8, 2019 we announced the renewal of the NCIB to purchase up to 5,300,613 of our common shares. The NCIB began on February 25, 2019 and will end on February 24, 2020 or on such earlier date when we complete our purchases or elect to terminate the NCIB. These purchases will be made on the open market plus brokerage fees through the facilities of the TSX and/or alternative trading systems at the prevailing market price at the time of the transaction, in accordance with the TSX’s applicable policies. All common shares purchased pursuant to the NCIB will be cancelled.

During the three months ended September 30, 2019, we repurchased and cancelled a total of 533,600 common shares (2018 – 1,419,600) under the NCIB, at a weighted average price of $34.06 per common share (2018 – $26.17), for a total consideration of $18.2 million (2018 ‑ $37.2 million). An excess of $16.8 million (2018 – $33.8 million) of the shares’ repurchase value over their carrying amount was charged to retained earnings as share repurchase premiums.

10.     BUSINESS COMBINATIONS
Pelesys Learning Systems Inc.
On April 26, 2019, we acquired the remaining 55% equity interest in Pelesys Learning Systems Inc. (Pelesys) for cash consideration (net of cash acquired) of $4.0 million and a long-term payable of $5.7 million.

Pelesys is a global leader in the provision of aviation training solutions and courseware. The acquisition will strengthen our courseware offering and consolidate our cadet-to-captain training delivery across our global network. Prior to this transaction, our 45% ownership interest in Pelesys was accounted for using the equity method.

Luftfartsskolen AS
On June 26, 2019, we acquired the shares of Luftfartsskolen AS, an ab-initio flight school located in Oslo, Norway, for cash consideration of $3.5 million. This acquisition will strengthen our leadership and global reach in civil aviation training by growing our flight academy network and extending our portfolio of aviation training solutions.

The purchase prices of Pelesys and Luftfartsskolen AS are mainly allocated to goodwill and intangible assets. The net assets, including intangibles, arising from these acquisitions are included in Civil Aviation Training Solutions segment. The purchase price allocations are preliminary as at September 30, 2019.

Other
During the six months ended September 30, 2019, we completed our final assessment of the fair value of assets acquired and liabilities assumed of Avianca’s Training Business, Logitude and Indian Training Centres acquired in fiscal 2019. Adjustments to the determination of net identifiable assets acquired and liabilities assumed for acquisitions realized in fiscal 2019 resulted in an increase in intangible assets of $6.0 million and a decrease in deferred tax assets of $4.7 million and in other net assets of $1.3 million.

During the six months ended September 30, 2019, a net cash consideration of $1.7 million was paid for acquisitions realized in fiscal 2019.

11.   EVENT AFTER THE REPORTING PERIOD
Strategic partnership with Directional Aviation Capital
On November 4, 2019, we concluded a strategic partnership with Directional Aviation Capital (DAC) including a 15-year exclusive business aviation training services agreement with DAC affiliates and the acquisition of a 50% stake in SIMCOM Holdings, Inc. for cash consideration of approximately US $85 million. SIMCOM currently operates 47 simulators representative of a wide range of jet, turboprop and piston powered aircraft and is headquartered in Orlando, Florida.

Over the course of the 15-year business aviation training services agreement, DAC's affiliated business aircraft operators, which include Flexjet, Flight Options, Flairjet, Sirio, Nextant Aerospace and Corporate Wings, will train exclusively with SIMCOM and CAE.

20 I CAE Second Quarter Report 2020

Management’s Discussion and Analysis

12.   CHANGES IN ACCOUNTING POLICIES
New and amended standards adopted
IFRS 16 - Leases
In January 2016, the IASB released IFRS 16 - Leases, which replaced IAS 17 - Leases and related interpretations. The new standard introduces a single lessee accounting model and eliminates the classification of leases as either operating or finance leases. It requires the lessee to recognize a right-of-use asset and a lease liability for substantially all leases. Lessors continue to classify leases as operating leases or finance leases as IFRS 16 substantially carries forward the current lessor accounting requirements.

We adopted IFRS 16 effective April 1, 2019. We elected to use the modified retrospective approach. Under this approach, the comparative information was not restated and the cumulative effect of initially applying IFRS 16 was recognized in equity at the date of initial application, on April 1, 2019.

We have elected to apply the following transitional practical expedients:

–	Maintain previous assessment of whether a contract is, or contains, a lease at the date of initial application;

–	Use of hindsight when evaluating the lease term if a contract contains options to extend or terminate the lease;

–	Recognize short-term leases and leases of low-value assets as a lease expense on a straight-line basis, consistent with current IAS 17 accounting;

–	Account for leases for which the remaining lease term ends within 12 months of the effective date as short-term leases;

–	Adjust the right-of-use asset by the amount of the previously assessed IAS 37 onerous contract provision as an alternative to an impairment review;

–	Exclude initial direct costs from the measurement of the right-of-use asset at the date of initial application;

–	Measure the right-of-use asset as if IFRS 16 had been applied since the lease commencement date using the incremental borrowing rate at the date of initial application.

Where we are a lessee, IFRS 16 resulted in on-balance sheet recognition of most of its leases that were previously considered operating leases under IAS 17 unless they met the short-term or low-value exemption.

For the consolidated statement of financial position, this resulted in the recognition of new right-of-use assets of $226.8 million and new lease liabilities of $265.8 million, presented as part of the long-term debt, discounted using the incremental borrowing rate as at April 1, 2019 (weighted average rate applied was 5.4%). In addition, we had existing finance lease assets of $206.0 million under IAS 17 that were reclassified to right-of-use assets.

For the consolidated income statement, depreciation expense on the right-of-use assets and interest expense on the lease liabilities are incurred, replacing the operating lease expense previously recognized under IAS 17 accounting.

For the consolidated statement of cash flows, the principal repayments of the lease liabilities are presented in financing activities, whereas previously operating lease payments under IAS 17 accounting were presented in operating activities.

The cumulative effect of the impacts of adopting IFRS 16 on the consolidated statement of financial position as at April 1, 2019 are presented in the table below:

	March 31	IFRS 16	April 1
(amounts in millions)	2019	Adjustments	2019
Assets
Total current assets	$2,112.9	$(3.3)	$2,109.6
Property, plant and equipment	2,149.3	(206.0)	1,943.3
Right-of-use assets	—	432.8	432.8
Investment in equity accounted investees	312.1	(3.7)	308.4
Other non-current assets	2,591.2	0.3	2,591.5
Total assets	$7,165.5	$220.1	$7,385.6

Liabilities and equity
Current portion of long-term debt	$264.1	$31.8	$295.9
Other current liabilities	1,625.4	(4.3)	1,621.1
Total current liabilities	$1,889.5	$27.5	$1,917.0
Long-term debt	2,064.2	234.0	2,298.2
Other non-current liabilities	801.8	(13.9)	787.9
Total liabilities	$4,755.5	$247.6	$5,003.1
Total equity	$2,410.0	$(27.5)	$2,382.5
Total liabilities and equity	$7,165.5	$220.1	$7,385.6

CAE Second Quarter Report 2020 I 21

Management’s Discussion and Analysis

The difference between the amount of new lease liabilities recognized as at April 1, 2019 and our future aggregate minimum lease payments under non-cancellable operating leases as at March 31, 2019, which amounted to $274.1 million, is mainly due to the discounting factors applied to the lease payments, the inclusion of optional renewal period reasonably certain to be exercised, and the exclusion of leases payments for short-term lease and low-value lease.

The key changes to our accounting policies are summarized below:

Leases
At inception of a contract, we assess whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company as a lessee
We recognize a right-of-use asset and liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated from the commencement date to the earlier of the end of the useful life of the right‑of‑use asset or the end of the lease term through a purchase option. If it is reasonably certain that we will obtain ownership by the end of the lease term, the leased asset is depreciated over its useful life. The depreciation periods, residual values (only applicable when it is reasonably certain that we will obtain ownership by the end of the lease term) and depreciation methods are as follows:

	Method	Amortization rate/period
Buildings and land	Straight-line	1 to 40 years
Simulators	Straight-line (10% residual)	Not exceeding 25 years
Machinery and equipment	Declining balance/Straight-line	Not exceeding 7 years

In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the lessee’s incremental borrowing rate. Lease payments comprise of fixed payments, including in-substance fixed payments, variable lease payments that depend on an index or a rate, amounts expected to be payable under a residual value guarantee, the exercise price under a purchase option that we are reasonably certain to exercise, lease payments in an optional renewal period that we are reasonably certain to exercise and penalties for early termination of a lease if we are reasonably certain to terminate.

The lease liability is subsequently measured at amortized cost using the effective interest method and is remeasured when there is a change in future lease payments arising from a change in an index or rate, the estimate of the amount expected to be payable under a residual value guarantee or our assessment of whether it will exercise a purchase, renewal or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

Short-term leases and leases of low-value assets
We recognize the payments associated with short-term leases and leases of low-value assets as an expense on a straight-line basis over the lease term.

Sale and leaseback transaction
In a sale and leaseback transaction the transfer of an asset is recognized as a sale when the customer has obtained control of the underlying asset which is aligned with our revenue recognition policy, otherwise we continue to recognize the transferred asset on the balance sheet and record a financial liability equal to the proceeds transferred. When the transfer of an asset satisfies our revenue recognition policy to be accounted for as revenue, a partial recognition of the profit from the sale is recorded immediately after the sale, which is equivalent to the proportion of the asset not retained by CAE through the lease. The proportion of the asset retained by CAE through the lease is recognized as a right-of-use asset and the lease liability is measured as the present value of future lease payments.

The Company as a lessor
We determine, at lease commencement, whether each lease is a finance or an operating lease. Leases in which substantially all the risks and rewards of ownership are transferred are classified as finance leases. All other leases are accounted for as operating leases.

With regards to finance leases, the asset is derecognized at the commencement of the lease. The net present value of the minimum lease payments and any discounted unguaranteed residual value are recognized as non-current receivables. Finance income is recognized over the term of the lease based on the effective interest method. Revenue from operating leases is recognized on a straight-line basis over the term of the corresponding lease.

22 I CAE Second Quarter Report 2020

Management’s Discussion and Analysis

When we sublease one of our leases we account for our interest in the head lease and the sub-lease separately. We assess the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset.

Use of judgments, estimates and provisions
Leases, the Company as a lessee
The application of IFRS 16 requires us to make judgements and estimates that affect the value of the right-of-use assets and the lease liabilities which mainly relate to the implicit and incremental rates of borrowing and to whether purchase, renewal or termination options are reasonably certain of being exercised.

IFRIC 23 - Uncertainty over income tax treatments
In June 2017, the IASB released IFRIC 23 - Uncertainty over Income Tax Treatments, which addresses how to determine the taxable profit (loss), tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatments under IAS 12 - Income Taxes. It specifically considers whether tax treatments should be considered independently or collectively and assumptions for taxation authorities’ examinations in regards to taxable profit (loss), tax bases, unused tax losses, unused tax credits or tax rates.

IFRIC 23 was adopted effective April 1, 2019 and resulted in no significant adjustment.

Amendment to IAS 19 - Employee benefits
In February 2018, the IASB released an amendment to IAS 19 - Employee Benefits, which clarifies how to account for plan amendments, curtailments and settlements on defined benefits plans. The amendment requires the use of updated actuarial assumptions to determine current service cost and net interest for the period after a plan amendment, curtailment or settlement.

This amendment to IAS 19 was adopted April 1, 2019 and will apply to plan amendments, curtailments or settlements occurring after April 1, 2019.

13.   CONTROLS AND PROCEDURES
In the second quarter ended September 30, 2019, we did not make any significant changes in, nor take any significant corrective actions regarding our internal controls or other factors that could significantly affect such internal controls. Our CEO and CFO periodically review our disclosure controls and procedures for effectiveness and conduct an evaluation each quarter. As of the end of the second quarter, our CEO and CFO were satisfied with the effectiveness of our disclosure controls and procedures.

CAE Second Quarter Report 2020 I 23

Management’s Discussion and Analysis

14.     SELECTED QUARTERLY FINANCIAL INFORMATION

(amounts in millions, except per share amounts and exchange rates)	Q1	Q2	Q3	Q4	Year to date
Fiscal 2020
Revenue	$825.6	896.8	(1)	(1)	1,722.4
Net income	$63.0	75.0	(1)	(1)	138.0
Equity holders of the Company	$61.5	73.8	(1)	(1)	135.3
Non-controlling interests	$1.5	1.2	(1)	(1)	2.7
Basic and diluted EPS attributable to equity holders of the Company	$0.23	0.28	(1)	(1)	0.51
Earnings per share before specific items	$0.24	0.28	(1)	(1)	0.52
Average number of shares outstanding (basic)	265.8	266.2	(1)	(1)	266.0
Average number of shares outstanding (diluted)	267.6	268.2	(1)	(1)	267.9
Average exchange rate, U.S. dollar to Canadian dollar	1.34	1.32	(1)	(1)	1.33
Average exchange rate, Euro to Canadian dollar	1.50	1.47	(1)	(1)	1.49
Average exchange rate, British pound to Canadian dollar	1.72	1.63	(1)	(1)	1.67
Fiscal 2019(2)
Revenue	$722.0	743.8	816.3	1,022.0	3,304.1
Net income	$71.6	63.6	79.5	125.4	340.1
Equity holders of the Company	$69.4	60.7	77.6	122.3	330.0
Non-controlling interests	$2.2	2.9	1.9	3.1	10.1
Basic EPS attributable to equity holders of the Company	$0.26	0.23	0.29	0.46	1.24
Diluted EPS attributable to equity holders of the Company	$0.26	0.23	0.29	0.46	1.23
Earnings per share before specific items	$0.26	0.23	0.29	0.48	1.25
Average number of shares outstanding (basic)	267.6	267.4	266.1	265.1	266.6
Average number of shares outstanding (diluted)	269.3	269.2	267.5	266.8	268.0
Average exchange rate, U.S. dollar to Canadian dollar	1.29	1.31	1.32	1.33	1.31
Average exchange rate, Euro to Canadian dollar	1.54	1.52	1.51	1.51	1.52
Average exchange rate, British pound to Canadian dollar	1.76	1.71	1.70	1.73	1.72
Fiscal 2018(2)
Revenue	$656.2	618.2	828.2	720.9	2,823.5
Net income	$61.2	62.1	145.8	85.6	354.7
Equity holders of the Company	$59.6	60.3	143.8	82.3	346.0
Non-controlling interests	$1.6	1.8	2.0	3.3	8.7
Basic EPS attributable to equity holders of the Company	$0.22	0.22	0.54	0.31	1.29
Diluted EPS attributable to equity holders of the Company	$0.22	0.22	0.53	0.31	1.28
Earnings per share before specific items	$0.22	0.20	0.38	0.31	1.11
Average number of shares outstanding (basic)	268.6	268.7	268.1	267.6	268.2
Average number of shares outstanding (diluted)	269.8	269.9	269.5	269.0	269.5
Average exchange rate, U.S. dollar to Canadian dollar	1.35	1.26	1.27	1.26	1.28
Average exchange rate, Euro to Canadian dollar	1.48	1.47	1.49	1.55	1.50
Average exchange rate, British pound to Canadian dollar	1.72	1.64	1.68	1.75	1.70

(1) Not available.
(2) Figures have not been restated to reflect the adoption of IFRS 16. Refer to Changes in accounting policies for further details.

24 I CAE Second Quarter Report 2020

Consolidated Interim Financial Statements

Consolidated Statement of Financial Position

(Unaudited)		September 30	March 31
(amounts in millions of Canadian dollars)	Notes	2019	(1)	2019
Assets
Cash and cash equivalents		$222.5		$446.1
Accounts receivable		520.7		496.0
Contract assets		567.7		523.5
Inventories		577.5		537.0
Prepayments		60.0		57.4
Income taxes recoverable		50.8		33.6
Derivative financial assets		14.3		19.3
Total current assets		$2,013.5		$2,112.9
Property, plant and equipment		1,976.0		2,149.3
Right-of-use assets		408.0		—
Intangible assets		2,028.3		2,027.9
Investment in equity accounted investees		312.1		312.1
Deferred tax assets		79.1		71.0
Derivative financial assets		16.2		12.8
Other assets		487.3		479.5
Total assets		$7,320.5		$7,165.5

Liabilities and equity
Accounts payable and accrued liabilities		$741.5		$883.8
Provisions		23.0		28.7
Income taxes payable		30.0		25.7
Contract liabilities		667.4		670.2
Current portion of long-term debt	6	231.3		264.1
Derivative financial liabilities		10.9		17.0
Total current liabilities		$1,704.1		$1,889.5
Provisions		28.2		36.3
Long-term debt		2,434.0		2,064.2
Royalty obligations		129.9		136.2
Employee benefits obligations		278.6		212.6
Deferred gains and other liabilities		249.9		267.0
Deferred tax liabilities		142.2		147.0
Derivative financial liabilities		2.3		2.7
Total liabilities		$4,969.2		$4,755.5
Equity
Share capital		$669.7		$649.6
Contributed surplus		26.9		24.8
Accumulated other comprehensive income		126.5		199.0
Retained earnings		1,446.7		1,457.9
Equity attributable to equity holders of the Company		$2,269.8		$2,331.3
Non-controlling interests		81.5		78.7
Total equity		$2,351.3		$2,410.0
Total liabilities and equity		$7,320.5		$7,165.5
(1) Refer to Note 2 – Changes in accounting policies for the impact of adopting IFRS 16.

The accompanying notes form an integral part of these Consolidated Interim Financial Statements.

CAE Second Quarter Report 2020 I 25

Consolidated Interim Financial Statements

Consolidated Income Statement

Six months ended September 30		Three months ended September 30			Six months ended September 30
(Unaudited)
(amounts in millions of Canadian dollars, except per share amounts)	Notes	2019	(1)	2018	2019	(1)	2018
Revenue	4	$896.8		$743.8	$1,722.4		$1,465.8
Cost of sales		660.1		542.3	1,242.0		1,045.6
Gross profit		$236.7		$201.5	$480.4		$420.2
Research and development expenses		35.8		29.1	67.7		60.4
Selling, general and administrative expenses		98.0		87.9	211.3		190.6
Other gains – net	5	(11.5)		(9.4)	(11.8)		(14.6)
After tax share in profit of equity accounted investees	4	(10.4)		(4.8)	(22.5)		(13.4)
Operating profit		$124.8		$98.7	$235.7		$197.2
Finance expense – net	6	34.3		19.9	69.2		35.9
Earnings before income taxes		$90.5		$78.8	$166.5		$161.3
Income tax expense	9	15.5		15.2	28.5		26.1
Net income		$75.0		$63.6	$138.0		$135.2
Attributable to:
Equity holders of the Company		$73.8		$60.7	$135.3		$130.1
Non-controlling interests		1.2		2.9	2.7		5.1
Earnings per share attributable to equity holders of the Company
Basic	8	$0.28		$0.23	$0.51		$0.49
Diluted	8	$0.28		$0.23	$0.51		$0.48
(1) Refer to Note 2 – Changes in accounting policies for the impact of adopting IFRS 16.

The accompanying notes form an integral part of these Consolidated Interim Financial Statements.

26 I CAE Second Quarter Report 2020

Consolidated Interim Financial Statements

Consolidated Statement of Comprehensive Income

Six months ended September 30	Three months ended September 30		Six months ended September 30
(Unaudited)
(amounts in millions of Canadian dollars)	2019	2018	2019	2018
Net income	$75.0	$63.6	$138.0	$135.2
Items that may be reclassified to net income
Foreign currency differences on translation of foreign operations	$(18.7)	$(65.3)	$(88.0)	$(86.1)
Reclassification to income of foreign currency differences	(10.0)	(12.6)	(11.9)	(15.9)
Net (loss) gain on cash flow hedges	(3.0)	12.7	9.5	4.3
Reclassification to income of (losses) gains on cash flow hedges	(2.4)	(1.8)	(3.1)	0.6
Net (loss) gain on hedges of net investment in foreign operations	(12.6)	8.3	9.9	(1.4)
Income taxes	10.6	0.8	9.8	4.7
	$(36.1)	$(57.9)	$(73.8)	$(93.8)
Items that will never be reclassified to net income
Remeasurement of defined benefit pension plan obligations	$(16.8)	$28.9	$(60.4)	$33.1
Net loss on financial assets carried at fair value through OCI	—	(0.1)	(0.1)	(0.1)
Income taxes	4.5	(7.7)	16.0	(8.8)
	$(12.3)	$21.1	$(44.5)	$24.2
Other comprehensive loss	$(48.4)	$(36.8)	$(118.3)	$(69.6)
Total comprehensive income	$26.6	$26.8	$19.7	$65.6
Attributable to:
Equity holders of the Company	$25.5	$25.1	$18.4	$59.3
Non-controlling interests	1.1	1.7	1.3	6.3

The accompanying notes form an integral part of these Consolidated Interim Financial Statements.

CAE Second Quarter Report 2020 I 27

Consolidated Interim Financial Statements

Consolidated Statement of Changes in Equity

(Unaudited)		Attributable to equity holders of the Company
Six months ended September 30, 2019		Common shares			Accumulated other
(amounts in millions of Canadian dollars,		Number of	Stated	Contributed	comprehensive	Retained		Non-controlling	Total
except number of shares)	Notes	shares	value	surplus	income	earnings	Total	interests	equity
Balances, beginning of period		265,447,603	$649.6	$24.8	$199.0	$1,457.9	$2,331.3	$78.7	$2,410.0
Impact of adopting IFRS 16	2	—	—	—	—	(27.5)	(27.5)	—	(27.5)
Balances, April 1, 2019		265,447,603	$649.6	$24.8	$199.0	$1,430.4	$2,303.8	$78.7	$2,382.5
Net income		—	$—	$—	$—	$135.3	$135.3	$2.7	$138.0
Other comprehensive loss		—	—	—	(72.5)	(44.4)	(116.9)	(1.4)	(118.3)
Total comprehensive (loss) income		—	$—	$—	$(72.5)	$90.9	$18.4	$1.3	$19.7
Stock options exercised		981,405	19.6	(2.4)	—	—	17.2	—	17.2
Optional cash purchase of shares		981	—	—	—	—	—	—	—
Common shares repurchased and cancelled	8	(591,731)	(1.5)	—	—	(18.7)	(20.2)	—	(20.2)
Share-based compensation expense		—	—	4.5	—	—	4.5	—	4.5
Additions to non-controlling interests		—	—	—	—	—	—	1.5	1.5
Stock dividends	8	59,028	2.0	—	—	(2.0)	—	—	—
Cash dividends	8	—	—	—	—	(53.9)	(53.9)	—	(53.9)
Balances, end of period		265,897,286	$669.7	$26.9	$126.5	$1,446.7	$2,269.8	$81.5	$2,351.3
(Unaudited)		Attributable to equity holders of the Company
Six months ended September 30, 2018		Common shares			Accumulated other			interest
(amounts in millions of Canadian dollars,		Number of	Stated	Contributed	comprehensive	Retained		Non-controlling	Total
except number of shares)	Notes	shares	value	surplus	income	earnings	Total	interests	equity
Balances, beginning of period		267,738,530	$633.2	$21.3	$260.3	$1,314.3	$2,229.1	$68.4	$2,297.5
Net income		—	$—	$—	$—	$130.1	$130.1	$5.1	$135.2
Other comprehensive (loss) income		—	—	—	(95.1)	24.3	(70.8)	1.2	(69.6)
Total comprehensive (loss) income		—	$—	$—	$(95.1)	$154.4	$59.3	$6.3	$65.6
Stock options exercised		447,050	8.1	(1.1)	—	—	7.0	—	7.0
Optional cash purchase of shares		1,326	—	—	—	—	—	—	—
Common shares repurchased and cancelled	8	(1,686,700)	(4.0)	—	—	(39.7)	(43.7)	—	(43.7)
Share-based compensation expense		—	—	5.0	—	—	5.0	—	5.0
Stock dividends	8	74,783	2.0	—	—	(2.0)	—	—	—
Cash dividends	8	—	—	—	—	(48.8)	(48.8)	—	(48.8)
Balances, end of period		266,574,989	$639.3	$25.2	$165.2	$1,378.2	$2,207.9	$74.7	$2,282.6

The accompanying notes form an integral part of these Consolidated Interim Financial Statements.

28 I CAE Second Quarter Report 2020

Consolidated Interim Financial Statements

Consolidated Statement of Cash Flows

(Unaudited)
Six months ended September 30
(amounts in millions of Canadian dollars)	Notes	2019	(1)	2018
Operating activities
Net income		$138.0		$135.2
Adjustments for:
Depreciation and amortization	4	149.2		100.8
After tax share in profit of equity accounted investees		(22.5)		(13.4)
Deferred income taxes	9	12.8		15.4
Investment tax credits		(6.0)		(1.9)
Share-based compensation		11.3		3.0
Defined benefit pension plans		9.0		9.4
Other non-current liabilities		(19.0)		(12.6)
Derivative financial assets and liabilities – net		(8.0)		(6.7)
Other		25.6		11.0
Changes in non-cash working capital	9	(313.7)		(93.7)
Net cash (used in) provided by operating activities		$(23.3)		$146.5
Investing activities
Business combinations, net of cash and cash equivalents acquired	3	$(9.2)		$(33.5)
Additions to property, plant and equipment	4	(147.8)		(94.0)
Proceeds from disposal of property, plant and equipment		0.4		2.3
Additions to intangibles	4	(48.4)		(37.6)
Net payments to equity accounted investees		—		(9.7)
Dividends received from equity accounted investees		8.6		7.1
Other		1.5		4.0
Net cash used in investing activities		$(194.9)		$(161.4)
Financing activities
Net proceeds from borrowing under revolving unsecured credit facilities		$197.9		$—
Proceeds from long-term debt		16.2		75.1
Repayment of long-term debt	6	(108.8)		(61.2)
Repayment of lease liabilities		(39.6)		(5.6)
Dividends paid		(53.9)		(48.8)
Issuance of common shares		17.2		7.0
Repurchase of common shares	8	(20.2)		(43.7)
Other		(1.4)		(0.3)
Net cash provided by (used in) financing activities		$7.4		$(77.5)
Effect of foreign exchange rate changes on cash
and cash equivalents		$(12.8)		$(14.8)
Net decrease in cash and cash equivalents		$(223.6)		$(107.2)
Cash and cash equivalents, beginning of period		446.1		611.5
Cash and cash equivalents, end of period		$222.5		$504.3
Supplemental information:
Interest paid		$62.3		$30.2
Interest received		5.0		7.9
Income taxes paid		18.1		17.2
(1) Refer to Note 2 – Changes in accounting policies for the impact of adopting IFRS 16.

The accompanying notes form an integral part of these Consolidated Interim Financial Statements.

CAE Second Quarter Report 2020 I 29

Notes to the Consolidated Interim Financial Statements

Notes to the Consolidated Interim Financial Statements
(Unaudited)
(Unless otherwise stated, all tabular amounts are in millions of Canadian dollars)

The consolidated interim financial statements were authorized for issue by the board of directors on November 13, 2019.

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Nature of operations
CAE Inc. and its subsidiaries (or the Company) design, manufacture and supply simulation equipment, provide training, and develop integrated training solutions for defence and security markets, commercial airlines, business aircraft operators, helicopter operators, aircraft manufacturers and for healthcare education and service providers. CAE’s flight simulators replicate aircraft performance in normal and abnormal operations as well as a comprehensive set of environmental conditions utilizing visual systems that contain a database of airports, other landing areas, flying environments, mission-specific environments, and motion and sound cues. The Company offers a range of flight training devices based on the same software used on its simulators. The Company also operates a global network of training centres with locations around the world.

The Company’s operations are managed through three segments:

(i)
Civil Aviation Training Solutions – Provides comprehensive training solutions for flight, cabin, maintenance and ground personnel in commercial, business and helicopter aviation, a range of flight simulation training devices, as well as ab initio pilot training and crew sourcing services;

(ii)	Defence and Security – Is a training systems integrator for defence forces across the air, land and naval domains, and for government organizations responsible for public safety;

(iii)
Healthcare – Designs and manufactures simulators, audiovisual and simulation centre management solutions, develops courseware and offers services for training of medical, nursing and allied healthcare students as well as medical practitioners worldwide.

CAE is a limited liability company incorporated and domiciled in Canada. The address of the main office is 8585 Côte-de-Liesse, Saint-Laurent, Québec, Canada, H4T 1G6. CAE shares are traded on the Toronto Stock Exchange and on the New York Stock Exchange.

Seasonality and cyclicality of the business
The Company’s business operating segments are affected in varying degrees by market cyclicality and/or seasonality. As such, operating performance over a given interim period should not necessarily be considered indicative of full fiscal year performance.

The Civil Aviation Training Solutions segment sells equipment directly to airlines and to the extent that the entire commercial airline industry is affected by cycles of expansion and contraction, the Company’s performance will also be affected. The segment activities are also affected by the seasonality of its industry – in times of peak travel (such as holidays), airline and business jet pilots are generally occupied flying aircraft rather than attending training sessions. The opposite also holds true – slower travel periods tend to be more active training periods for pilots. Therefore, the Company has historically experienced lower demand during the second quarter.

Basis of preparation
The key accounting policies applied in the preparation of these consolidated interim financial statements are consistent with those disclosed in Note 1 of the Company’s consolidated financial statements for the year ended March 31, 2019, except for the changes in accounting policies described in Note 2. These policies have been consistently applied to all periods presented. These condensed consolidated interim financial statements should be read in conjunction with the Company’s most recent annual consolidated financial statements for the year ended March 31, 2019.

The consolidated interim financial statements have been prepared in accordance with Part I of the CPA Canada Handbook – Accounting, International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB) applicable to the preparation of interim financial statements, IAS 34, Interim Financial Reporting.

The functional and presentation currency of CAE Inc. is the Canadian dollar.

Use of judgements, estimates and assumptions
The preparation of consolidated interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates. In preparing these consolidated interim financial statements, the significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements of the year ended March 31, 2019, except for the changes presented in Note 2.

30 I CAE Second Quarter Report 2020

Notes to the Consolidated Interim Financial Statements

NOTE 2 – CHANGES IN ACCOUNTING POLICIES
New and amended standards adopted by the Company

IFRS 16 - Leases
In January 2016, the IASB released IFRS 16 - Leases, which replaced IAS 17 - Leases and related interpretations. The new standard introduces a single lessee accounting model and eliminates the classification of leases as either operating or finance leases. It requires the lessee to recognize a right-of-use asset and a lease liability for substantially all leases. Lessors continue to classify leases as operating leases or finance leases as IFRS 16 substantially carries forward the current lessor accounting requirements.

IFRS 16 was adopted effective April 1, 2019. The Company elected to use the modified retrospective approach. Under this approach, the comparative information was not restated and the cumulative effect of initially applying IFRS 16 was recognized in equity at the date of initial application, on April 1, 2019.

The Company has elected to apply the following transitional practical expedients:

–	Maintain previous assessment of whether a contract is, or contains, a lease at the date of initial application;

–	Use of hindsight when evaluating the lease term if a contract contains options to extend or terminate the lease;

–	Recognize short-term leases and leases of low-value assets as a lease expense on a straight-line basis, consistent with current IAS 17 accounting;

–	Account for leases for which the remaining lease term ends within 12 months of the effective date as short-term leases;

–	Adjust the right-of-use asset by the amount of the previously assessed IAS 37 onerous contract provision as an alternative to an impairment review;

–	Exclude initial direct costs from the measurement of the right-of-use asset at the date of initial application;

–	Measure the right-of-use asset as if IFRS 16 had been applied since the lease commencement date using the incremental borrowing rate at the date of initial application.

Where the Company is a lessee, IFRS 16 resulted in on-balance sheet recognition of most of its leases that were previously considered operating leases under IAS 17 unless they met the short-term or low-value exemption.

For the consolidated statement of financial position, this resulted in the recognition of new right-of-use assets of $226.8 million and new lease liabilities of $265.8 million, presented as part of the long-term debt, discounted using the incremental borrowing rate as at April 1, 2019 (weighted average rate applied was 5.4%). In addition, the Company had existing finance lease assets of $206.0 million under IAS 17 that were reclassified to right-of-use assets.

For the consolidated income statement, depreciation expense on the right-of-use assets and interest expense on the lease liabilities are incurred, replacing the operating lease expense previously recognized under IAS 17 accounting.

For the consolidated statement of cash flows, the principal repayments of the lease liabilities are presented in financing activities, whereas previously operating lease payments under IAS 17 accounting were presented in operating activities.

CAE Second Quarter Report 2020 I 31

Notes to the Consolidated Interim Financial Statements

The cumulative effect of the impacts of adopting IFRS 16 on the consolidated statement of financial position as at April 1, 2019 are presented in the table below:

	March 31	IFRS 16	April 1
(amounts in millions)	2019	Adjustments	2019
Assets
Total current assets	$2,112.9	$(3.3)	$2,109.6
Property, plant and equipment	2,149.3	(206.0)	1,943.3
Right-of-use assets	—	432.8	432.8
Investment in equity accounted investees	312.1	(3.7)	308.4
Other non-current assets	2,591.2	0.3	2,591.5
Total assets	$7,165.5	$220.1	$7,385.6

Liabilities and equity
Current portion of long-term debt	$264.1	$31.8	$295.9
Other current liabilities	1,625.4	(4.3)	1,621.1
Total current liabilities	$1,889.5	$27.5	$1,917.0
Long-term debt	2,064.2	234.0	2,298.2
Other non-current liabilities	801.8	(13.9)	787.9
Total liabilities	$4,755.5	$247.6	$5,003.1
Total equity	$2,410.0	$(27.5)	$2,382.5
Total liabilities and equity	$7,165.5	$220.1	$7,385.6

The difference between the amount of new lease liabilities recognized as at April 1, 2019 and the future aggregate minimum lease payments under non-cancellable operating leases of the Company as at March 31, 2019, which amounted to $274.1 million, is mainly due to the discounting factors applied to the lease payments, the inclusion of optional renewal period reasonably certain to be exercised, and the exclusion of leases payments for short-term lease and low-value lease.

The key changes to the Company’s accounting policies are summarized below:

Leases
At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company as a lessee
The Company recognizes a right-of-use asset and liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term through a purchase option. If it is reasonably certain that the Company will obtain ownership by the end of the lease term, the leased asset is depreciated over its useful life. The depreciation periods, residual values (only applicable when it is reasonably certain that the Company will obtain ownership by the end of the lease term) and depreciation methods are as follows:

	Method	Amortization rate/period
Buildings and land	Straight-line	1 to 40 years
Simulators	Straight-line (10% residual)	Not exceeding 25 years
Machinery and equipment	Declining balance/Straight-line	Not exceeding 7 years

In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the lessee’s incremental borrowing rate. Lease payments comprise of fixed payments, including in-substance fixed payments, variable lease payments that depend on an index or a rate, amounts expected to be payable under a residual value guarantee, the exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period that the Company is reasonably certain to exercise and penalties for early termination of a lease if the Company is reasonably certain to terminate.

32 I CAE Second Quarter Report 2020

Notes to the Consolidated Interim Financial Statements

The lease liability is subsequently measured at amortized cost using the effective interest method and is remeasured when there is a change in future lease payments arising from a change in an index or rate, the estimate of the amount expected to be payable under a residual value guarantee or the Company’s assessment of whether it will exercise a purchase, renewal or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

Short-term leases and leases of low-value assets
The Company recognizes the payments associated with short-term leases and leases of low-value assets as an expense on a straight-line basis over the lease term.

Sale and leaseback transaction
In a sale and leaseback transaction the transfer of an asset is recognized as a sale when the customer has obtained control of the underlying asset which is aligned with the Company’s revenue recognition policy, otherwise the Company continues to recognize the transferred asset on the balance sheet and record a financial liability equal to the proceeds transferred. When the transfer of an asset satisfies the Company’s revenue recognition policy to be accounted for as revenue, a partial recognition of the profit from the sale is recorded immediately after the sale, which is equivalent to the proportion of the asset not retained by the Company through the lease. The proportion of the asset retained by the Company through the lease is recognized as a right-of-use asset and the lease liability is measured as the present value of future lease payments.

The Company as a lessor
The Company determines, at lease commencement, whether each lease is a finance or an operating lease. Leases in which substantially all the risks and rewards of ownership are transferred are classified as finance leases. All other leases are accounted for as operating leases.

With regards to finance leases, the asset is derecognized at the commencement of the lease. The net present value of the minimum lease payments and any discounted unguaranteed residual value are recognized as non-current receivables. Finance income is recognized over the term of the lease based on the effective interest method. Revenue from operating leases is recognized on a straight-line basis over the term of the corresponding lease.

When the Company subleases one of its leases it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset.

Use of judgments, estimates and provisions
Leases, the Company as a lessee
The application of IFRS 16 requires the Company to make judgements and estimates that affect the value of the right-of-use assets and the lease liabilities which mainly relate to the implicit and incremental rates of borrowing and to whether purchase, renewal or termination options are reasonably certain of being exercised.

IFRIC 23 - Uncertainty over income tax treatments
In June 2017, the IASB released IFRIC 23 - Uncertainty over Income Tax Treatments, which addresses how to determine the taxable profit (loss), tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatments under IAS 12 - Income Taxes. It specifically considers whether tax treatments should be considered independently or collectively and assumptions for taxation authorities’ examinations in regards to taxable profit (loss), tax bases, unused tax losses, unused tax credits or tax rates.

IFRIC 23 was adopted effective April 1, 2019 and resulted in no significant adjustment.

Amendment to IAS 19 - Employee benefits
In February 2018, the IASB released an amendment to IAS 19 - Employee Benefits, which clarifies how to account for plan amendments, curtailments and settlements on defined benefits plans. The amendment requires the use of updated actuarial assumptions to determine current service cost and net interest for the period after a plan amendment, curtailment or settlement.

This amendment to IAS 19 was adopted April 1, 2019 and will apply to plan amendments, curtailments or settlements occurring after April 1, 2019.

CAE Second Quarter Report 2020 I 33

Notes to the Consolidated Interim Financial Statements

NOTE 3 – BUSINESS COMBINATIONS
Pelesys Learning Systems Inc.
On April 26, 2019, the Company acquired the remaining 55% equity interest in Pelesys Learning Systems Inc. (Pelesys) for cash consideration (net of cash acquired) of $4.0 million and a long-term payable of $5.7 million.
Pelesys is a global leader in the provision of aviation training solutions and courseware. The acquisition will strengthen the Company’s courseware offering and consolidate its cadet-to-captain training delivery across its global network. Prior to this transaction, the Company's 45% ownership interest in Pelesys was accounted for using the equity method.

Luftfartsskolen AS
On June 26, 2019, the Company acquired the shares of Luftfartsskolen AS, an ab-initio flight school located in Oslo, Norway, for cash consideration (net of cash acquired) of $3.5 million. This acquisition will strengthen the Company’s leadership and global reach in civil aviation training by growing its flight academy network and extending its portfolio of aviation training solutions.

The purchase prices of Pelesys and Luftfartsskolen AS are mainly allocated to goodwill and intangible assets. The net assets, including intangibles, arising from these acquisitions are included in Civil Aviation Training Solutions segment. The purchase price allocations are preliminary as at September 30, 2019.

Other
During the six months ended September 30, 2019, the Company completed its final assessment of the fair value of assets acquired and liabilities assumed of Avianca’s Training Business, Logitude and Indian Training Centres acquired in fiscal 2019. Adjustments to the determination of net identifiable assets acquired and liabilities assumed for acquisitions realized in fiscal 2019 resulted in an increase in intangible assets of $6.0 million and a decrease in deferred tax assets of $4.7 million and in other net assets of $1.3 million.
During the six months ended September 30, 2019, a net cash consideration of $1.7 million was paid for acquisitions realized in fiscal 2019.

NOTE 4 – OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION
The Company elected to organize its operating segments principally on the basis of its customer markets. The Company manages its operations through its three segments. Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker.

The Company has decided to disaggregate revenue from contracts with customers by segment, by products and services and by geographic location as the Company believes it best depicts how the nature, amount, timing and uncertainty of its revenue and cash flows are affected by economic factors.

Results by segment
The profitability measure employed by the Company for making decisions about allocating resources to segments and assessing segment performance is operating profit (hereinafter referred to as segment operating income). The accounting principles used to prepare the information by operating segments are the same as those used to prepare the Company’s consolidated financial statements. The method used for the allocation of assets jointly used by operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on the level of utilization when determinable and measurable, otherwise the allocation is based on a proportion of each segment’s cost of sales and revenue.

	Civil Aviation		Defence
	Training Solutions		and Security		Healthcare		Total
Three months ended September 30	2019	2018	2019	2018	2019	2018	2019	2018
External revenue	$529.9	$393.1	$336.5	$320.3	$30.4	$30.4	$896.8	$743.8
Depreciation and amortization	57.3	37.1	14.6	11.5	3.5	3.4	75.4	52.0
Write-downs of inventories – net	0.7	0.2	0.4	0.2	—	—	1.1	0.4
Write-downs of accounts receivable – net	1.6	0.1	—	0.4	—	—	1.6	0.5
After tax share in profit of equity
accounted investees	7.7	1.9	2.7	2.9	—	—	10.4	4.8
Segment operating income (loss)	100.2	63.3	26.0	34.1	(1.4)	1.3	124.8	98.7

34 I CAE Second Quarter Report 2020

Notes to the Consolidated Interim Financial Statements

	Civil Aviation		Defence
	Training Solutions		and Security		Healthcare		Total
Six months ended September 30	2019	2018	2019	2018	2019	2018	2019	2018
External revenue	$1,007.5	$824.0	$657.0	$588.6	$57.9	$53.2	$1,722.4	$1,465.8
Depreciation and amortization	113.2	72.0	28.7	22.3	7.3	6.5	149.2	100.8
Write-downs of inventories - net	0.7	0.2	0.5	0.3	—	0.1	1.2	0.6
Write-downs of accounts receivable – net	1.8	0.3	—	0.4	0.1	—	1.9	0.7
After tax share in profit of equity
accounted investees	16.6	7.6	5.9	5.8	—	—	22.5	13.4
Segment operating income (loss)	198.8	141.6	41.1	55.6	(4.2)	—	235.7	197.2

Capital expenditures by segment, which consist of additions to property, plant and equipment and intangible assets, are as follows:

	Three months ended September 30				Six months ended September 30
Six months ended September 30		2019		2018		2019		2018
Civil Aviation Training Solutions	$	$62.7	$	$44.5	$	$151.7	$	$99.4
Defence and Security		18.9		13.8		37.9		27.6
Healthcare		2.9		2.2		6.6		4.6
Total capital expenditures	$	$84.5	$	$60.5	$	$196.2	$	$131.6

Assets and liabilities employed by segment
The Company uses assets employed and liabilities employed to assess resources allocated to each segment. Assets employed include accounts receivable, contract assets, inventories, prepayments, property, plant and equipment, right-of-use assets, intangible assets, investment in equity accounted investees, derivative financial assets and other assets. Liabilities employed include accounts payable and accrued liabilities, provisions, contract liabilities, deferred gains and other liabilities and derivative financial liabilities.

Assets and liabilities employed by segment are reconciled to total assets and liabilities as follows:

September 30			March 31
		2019		2019
Assets employed
Civil Aviation Training Solutions	$	$4,666.3	$	$4,373.0
Defence and Security		1,709.3		1,627.2
Healthcare		267.2		271.6
Assets not included in assets employed		677.7		893.7
Total assets	$	$7,320.5	$	$7,165.5
Liabilities employed
Civil Aviation Training Solutions		$1,011.1		$1,098.3
Defence and Security		517.5		595.2
Healthcare		41.4		48.8
Liabilities not included in liabilities employed		3,399.2		3,013.2
Total liabilities	$	$4,969.2	$	$4,755.5

Products and services information
The Company's external revenue for its products and services are as follows:

	Three months ended September 30					Six months ended September 30
Six months ended September 30		2019		2018		2019		2018
Simulation products	$	$406.8	$	$302.5	$	$701.4	$	$614.5
Training and services		490.0		441.3		1,021.0		851.3
	$	$896.8	$	$743.8	$	$1,722.4	$	$1,465.8

CAE Second Quarter Report 2020 I 35

Notes to the Consolidated Interim Financial Statements

Geographic information
The Company markets its products and services globally. Revenues are attributed to countries based on the location of customers. Non‑current assets other than financial instruments and deferred tax assets are attributed to countries based on the location of the assets.

	Three months ended September 30		Six months ended September 30
Six months ended September 30	2019	2018	2019	2018
External revenue
Canada	$56.6	$59.6	$164.2	$123.7
United States	401.3	282.0	736.7	524.6
United Kingdom	56.0	48.1	99.4	103.4
Germany	43.2	25.4	82.2	51.2
Netherlands	17.8	45.1	39.0	52.9
Spain	27.0	18.3	60.0	37.4
Other European countries	78.1	88.8	145.5	173.2
United Arab Emirates	10.6	34.5	19.6	61.5
China	66.4	24.5	103.0	104.8
Other Asian countries	102.5	68.4	195.3	143.2
Australia	11.8	11.3	22.5	28.0
Other countries	25.5	37.8	55.0	61.9
	$896.8	$743.8	$1,722.4	$1,465.8

	September 30	March 31
	2019	2019
Non-current assets other than financial instruments and deferred tax assets
Canada	$1,623.3	$1,557.0
United States	1,620.5	1,580.7
Brazil	114.4	116.4
United Kingdom	359.5	285.2
Luxembourg	180.8	187.0
Netherlands	207.7	196.9
Other European countries	391.4	336.5
Malaysia	178.0	177.6
Other Asian countries	177.0	177.8
Other countries	179.9	176.4
	$5,032.5	$4,791.5

NOTE 5 – OTHER GAINS – NET

	Three months ended September 30		Six months ended September 30
Six months ended September 30	2019	2018	2019	2018
Disposal of property, plant and equipment	$—	$0.1	$—	$1.1
Net foreign exchange gains	12.3	11.7	13.0	15.4
Remeasurement of investment – net	—	—	0.6	—
Other	(0.8)	(2.4)	(1.8)	(1.9)
Other gains – net	$11.5	$9.4	$11.8	$14.6

36 I CAE Second Quarter Report 2020

Notes to the Consolidated Interim Financial Statements

NOTE 6 – DEBT FACILITIES AND FINANCE EXPENSE – NET
Amendment to the revolving credit facility
In August 2019, the Company renegotiated its revolving unsecured term credit facility agreement, increasing the total amount available from US $550.0 million to US $850.0 million. The maturity date and the applicable interest rate of the revolving unsecured term credit facility remained unchanged.

Reimbursement of unsecured senior notes, term loan and repurchase of asset previously financed under capital lease
In June 2019, the Company repaid unsecured senior notes amounting to $80.4 million [US $60.0 million], which matured during the month and a term loan of $14.9 million [US $11.0 million].

In May 2019, the Company repurchased an asset previously financed under capital lease for $12.5 million [US $9.3 million] acquired as part of the Bombardier Business Aircraft Training Business acquisition.

Finance expense – net

	Three months ended September 30		Six months ended September 30
Six months ended September 30	2019	2018	2019	2018
Finance expense:
Long-term debt (other than lease liabilities)	$25.1	$14.9	$49.7	$29.6
Lease liabilities	5.7	2.1	11.9	3.7
Royalty obligations	2.9	3.0	5.8	6.0
Employee benefits obligations	1.4	1.5	2.7	2.7
Other	3.2	3.0	7.0	5.9
Borrowing costs capitalized	(1.3)	(1.1)	(2.8)	(2.1)
Finance expense	$37.0	$23.4	$74.3	$45.8
Finance income:
Loans and finance lease contracts	$(1.9)	$(2.4)	$(3.6)	$(4.7)
Other	(0.8)	(1.1)	(1.5)	(5.2)
Finance income	$(2.7)	$(3.5)	$(5.1)	$(9.9)
Finance expense – net	$34.3	$19.9	$69.2	$35.9

NOTE 7 – GOVERNMENT PARTICIPATION

The following table provides aggregate information regarding net contributions recognized and amounts not yet received for the projects New Core Markets, Innovate, SimÉco 4.0 and Project Digital Intelligence:

	Three months ended September 30		Six months ended September 30
Six months ended September 30	2019	2018	2019	2018
Net outstanding contribution receivable, beginning of period	$13.2	$8.3	$13.4	$6.2
Contributions	6.9	11.5	17.2	19.0
Payments received	(9.0)	(3.5)	(19.5)	(8.9)
Net outstanding contribution receivable, end of period	$11.1	$16.3	$11.1	$16.3

NOTE 8 – SHARE CAPITAL, EARNINGS PER SHARE AND DIVIDENDS
Share capital
Repurchase and cancellation of common shares
On February 8, 2019, the Company announced the renewal of the normal course issuer bid (NCIB) to purchase up to 5,300,613 of its common shares. The NCIB began on February 25, 2019 and will end on February 24, 2020 or on such earlier date when the Company completes its purchases or elects to terminate the NCIB. These purchases will be made on the open market plus brokerage fees through the facilities of the TSX and/or alternative trading systems at the prevailing market price at the time of the transaction, in accordance with the TSX’s applicable policies. All common shares purchased pursuant to the NCIB will be cancelled.
During the six months ended September 30, 2019, the Company repurchased and cancelled a total of 591,731 common shares (2018 – 1,686,700) under the NCIB, at a weighted average price of $34.10 per common share (2018 – $25.89), for a total consideration of $20.2 million (2018 – $43.7 million). An excess of $18.7 million (2018 – $39.7 million) of the shares’ repurchase value over their carrying amount was charged to retained earnings as share repurchase premiums.

CAE Second Quarter Report 2020 I 37

Notes to the Consolidated Interim Financial Statements

Earnings per share computation
The denominators for the basic and diluted earnings per share computations are as follows:

	Three months ended September 30		Six months ended September 30
Six months ended September 30	2019	2018	2019	2018
Weighted average number of common shares outstanding	266,183,268	267,438,819	265,974,281	267,541,485
Effect of dilutive stock options	2,030,021	1,773,139	1,911,334	1,691,672
Weighted average number of common shares outstanding
for diluted earnings per share calculation	268,213,289	269,211,958	267,885,615	269,233,157

For the three months ended September 30, 2019, options to acquire nil common shares (2018 – 1,722,800) have been excluded from the above calculation since their inclusion would have had an anti-dilutive effect. For the six months ended September 30, 2019, options to acquire 1,189,100 common shares (2018 – 1,722,800) have been excluded from the above calculation since their inclusion would have had an anti-dilutive effect.

Dividends
The dividends declared for the three months ended September 30, 2019 were $29.3 million or $0.11 per share (2018 – $26.7 million or $0.10 per share). For the six months ended September 30, 2019, dividends declared were $55.9 million or $0.21 per share (2018 – $50.8 million or $0.19 per share).

NOTE 9 – SUPPLEMENTARY CASH FLOWS INFORMATION
Changes in non-cash working capital are as follows:

Six months ended September 30	2019	2018
Cash (used in) provided by non-cash working capital:
Accounts receivable	$(49.0)	$(0.7)
Contract assets	(51.1)	(24.3)
Inventories	(48.7)	(53.8)
Prepayments	(8.2)	(6.2)
Income taxes	(8.9)	(18.0)
Accounts payable and accrued liabilities	(144.0)	35.5
Provisions	(5.0)	(5.4)
Contract liabilities	1.2	(20.8)
Changes in non-cash working capital	$(313.7)	$(93.7)

38 I CAE Second Quarter Report 2020

Notes to the Consolidated Interim Financial Statements

NOTE 10 – FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of a financial instrument is determined by reference to the available market information at the reporting date. When no active market exists for a financial instrument, the Company determines the fair value of that instrument based on valuation methodologies as discussed below. In determining assumptions required under a valuation model, the Company primarily uses external, readily observable market data inputs. Assumptions or inputs that are not based on observable market data incorporate the Company’s best estimates of market participant assumptions. Counterparty credit risk and the Company’s own credit risk are taken into account in estimating the fair value of financial assets and financial liabilities.

The following assumptions and valuation methodologies have been used to measure the fair value of financial instruments:

(i)	The fair value of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their carrying values due to their short-term maturities;

(ii)
The fair value of derivative instruments, which include forward contracts, swap agreements and embedded derivatives accounted for separately and is calculated as the present value of the estimated future cash flows using an appropriate interest rate yield curve and forward foreign exchange rate. Assumptions are based on market conditions prevailing at each reporting date. The fair value of derivative instruments reflect the estimated amounts that the Company would receive or pay to settle the contracts at the reporting date;

(iii)
The fair value of the equity investments, which does not have a readily available market value, is estimated using a discounted cash flow model, which includes some assumptions that are not based on observable market prices or rates;

(iv)	The fair value of non-current receivables is estimated based on discounted cash flows using current interest rates for instruments with similar risks and remaining maturities;

(v)
The fair value of long-term debts, royalties obligations and other non-current liabilities are estimated based on discounted cash flows using current interest rates for instruments with similar risks and remaining maturities. Upon adoption of IFRS 16 on April 1, 2019, fair value disclosures are no longer required for lease liabilities;

(vi)
The fair value of the contingent considerations arising on business combinations are based on the estimated amount and timing of projected cash flows, the probability of the achievement of the criteria on which the contingency is based and the risk-adjusted discount rate used to present value the probability-weighted cash flows.

Fair value hierarchy
The fair value hierarchy reflects the significance of the inputs used in making the measurements and has the following levels:

Level 1:   Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2:   Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices in markets that are not active) or indirectly (i.e. quoted prices for similar assets or liabilities);

Level 3:   Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Each type of fair value is categorized based on the lowest level input that is significant to the fair value measurement in its entirety.

CAE Second Quarter Report 2020 I 39

Notes to the Consolidated Interim Financial Statements

The carrying values and fair values of financial instruments, by category, are as follows:

		September 30			March 31
			2019		2019
	Level	Carrying value	Fair value	Carrying value	Fair value
		Total	Total	Total	Total
Financial assets (liabilities) measured at FVTPL(1)
Cash and cash equivalents	Level 1	$222.5	$222.5	$446.1	$446.1
Restricted cash	Level 1	26.9	26.9	27.3	27.3
Embedded foreign currency derivatives	Level 2	—	—	0.1	0.1
Equity swap agreements	Level 2	(3.2)	(3.2)	10.4	10.4
Forward foreign currency contracts	Level 2	1.7	1.7	(2.5)	(2.5)
Contingent consideration arising on business combinations	Level 3	(12.0)	(12.0)	(11.9)	(11.9)
Derivative assets (liabilities) designated in a hedge relationship
Foreign currency swap agreements	Level 2	10.7	10.7	11.1	11.1
Forward foreign currency contracts	Level 2	8.1	8.1	(6.5)	(6.5)
Financial assets (liabilities) measured at amortized cost
Accounts receivable(2)	Level 2	485.6	485.6	451.7	451.7
Investment in finance leases	Level 2	98.6	116.1	91.5	103.1
Advances to a portfolio investment	Level 2	27.6	27.6	29.5	29.5
Other assets(3)	Level 2	22.9	22.9	25.7	25.7
Accounts payable and accrued liabilities(4)	Level 2	(550.0)	(550.0)	(770.8)	(770.8)
Total long-term debt(5)	Level 2	(2,177.1)	(2,359.0)	(2,335.4)	(2,470.7)
Other non-current liabilities(6)	Level 2	(165.3)	(193.7)	(164.0)	(184.6)
Financial assets measured at FVOCI(7)
Equity investments	Level 3	3.2	3.2	3.3	3.3
		$(1,999.8)	$(2,192.6)	$(2,194.4)	$(2,338.7)
(1) FVTPL: Fair value through profit and loss.
(2) Includes trade receivables, accrued receivables and certain other receivables.
(3) Includes non-current receivables and certain other non-current assets.
(4) Includes trade accounts payable, accrued liabilities, interest payable and current royalty obligations.
(5) The carrying value excludes transaction costs.
(6) Includes non-current royalty obligations and other non-current liabilities.
(7) FVOCI: Fair value through other comprehensive income.

Changes in level 3 financial instruments are as follows:

Six months ended September 30	2019
Balance, beginning of period	$(8.6)
Total realized and unrealized losses:
Included in income	(0.1)
Included in other comprehensive income	(0.1)
Balance, end of period	$(8.8)

40 I CAE Second Quarter Report 2020

Notes to the Consolidated Interim Financial Statements

NOTE 11 – RELATED PARTY TRANSACTIONS
The Company’s outstanding balances with its equity accounted investees are as follows:

	September 30	March 31
	2019	2019
Accounts receivable	$40.0	$33.9
Contract assets	13.9	13.4
Other assets	27.6	18.7
Accounts payable and accrued liabilities	8.5	2.2
Contract liabilities	17.3	30.7
Other non-current liabilities	1.6	1.6

The Company’s transactions with its equity accounted investees are as follows:

	Three months ended September 30		Six months ended September 30
Six months ended September 30	2019	2018	2019	2018
Revenue	$23.8	$16.6	$57.0	$22.7
Purchases	0.4	0.4	0.7	1.2
Other income	0.2	0.3	0.5	0.7

NOTE 12 – EVENT AFTER THE REPORTING PERIOD
Strategic partnership with Directional Aviation Capital
On November 4, 2019, the Company concluded a strategic partnership with Directional Aviation Capital (DAC) including a 15-year exclusive business aviation training services agreement with DAC affiliates and the acquisition of a 50% stake in SIMCOM Holdings, Inc. for cash consideration of approximately US $85 million. SIMCOM currently operates 47 simulators representative of a wide range of jet, turboprop and piston powered aircraft and is headquartered in Orlando, Florida.

Over the course of the 15-year business aviation training services agreement, DAC's affiliated business aircraft operators, which include Flexjet, Flight Options, Flairjet, Sirio, Nextant Aerospace and Corporate Wings, will train exclusively with SIMCOM and CAE.

CAE Second Quarter Report 2020 I 41